UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K*



05054437

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934



For the fiscal year ended January 31, 2005

Commission File Number 0-15502

COMVERSE TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

New York	**13-3238402**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

909 Third Avenue
New York, New York 10022
(Address of principal executive offices)

Registrant's telephone number, including area code: 212-652-6801

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 par value per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

---

*Composite, reflecting Amendment No. 1 to Form 10-K, filed with the Securities and Exchange Commission on April 20, 2005.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

[X] Yes [ ] No

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, July 31, 2004, was approximately $3,336,772,000.

There were 199,543,867 shares of the registrant's common stock outstanding on March 24, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on June 16, 2005, are incorporated by reference in Part III.

Comverse, Comverse Technology, Total Communication and InSight, are trademarks or service marks of the Company. Verint®, Powering Actionable Intelligence®, LORONIX®, Intelligent Recording®, OpenStorage Portal®, and SmartSight® are registered trademarks and Actionable Intelligence, RELIANT, STAR-GATE, ULTRA, VANTAGE, Universal Database and Verint Systems are trademarks of Verint Systems Inc., a subsidiary of the Company. Signalware® and Ulticom® are registered trademarks of Ulticom, Inc., a subsidiary of the Company.

FORWARD-LOOKING STATEMENTS

Certain statements discussed in Item 1 (Business), Item 3 (Legal Proceedings), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations), and elsewhere in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important risks, uncertainties and other important factors that could cause actual results to differ materially include, among others: changes in the demand for the company's products; changes in capital spending among the company's current and prospective customers; the risks associated with the sale of large, complex, high capacity systems and with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either the company or its competition; risks associated with rapidly changing technology and the ability of the company to introduce new products on a timely and cost-effective basis; aggressive competition may force the company to reduce prices; a failure to compensate any decrease in the sale of the company's traditional products with a corresponding increase in sales of new products; risks associated with changes in the competitive or regulatory environment in which the company operates; risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights; risks associated with significant foreign operations and international sales and investment activities, including fluctuations in foreign currency exchange rates, interest rates, and valuations of public and private equity; the volatility of macroeconomic and industry conditions and the international marketplace; risks associated with the company's ability to retain existing personnel and recruit and retain qualified personnel; and other risks described in filings with the Securities and Exchange Commission. These risks and uncertainties, as well as other factors, are discussed in greater detail at the end of Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of this Form 10-K. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

COMVERSE TECHNOLOGY, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

INDEX

PART I

ITEM 1. BUSINESS.

Comverse Technology, Inc. ("CTI" and, together with its subsidiaries, the "Company"), a New York corporation incorporated in 1984, designs, develops, manufactures, markets and supports software, systems, and related services for multimedia communication and information processing applications. The Company's products are used in a broad range of applications by wireless and wireline telecommunications network operators and service providers, call centers, and other government, public and commercial organizations worldwide.

The Company's subsidiary Comverse, Inc. ("Comverse") provides telecommunications software, systems, and related services to telecommunications service providers ("TSPs") that enable voice and data value-added enhanced services and real-time billing of communication services. These products comprise Comverse's Total Communication portfolio and address four primary categories: call completion and call management solutions; advanced messaging solutions for groups, communities and person-to-person communication; solutions and enablers for the management and delivery of data and content-based services; and real-time billing and account management solutions for dynamic service environments. These products are designed to enhance the communication experience and generate TSP traffic and revenue. Comverse's principal market for its systems consists of organizations that use the systems to provide services to the public, often on a subscription or pay-per-usage basis, and includes both wireless and wireline telecommunications network operators.

Comverse markets its systems throughout the world, with its own direct sales force and in cooperation with a number of leading international vendors of telecommunications infrastructure equipment.

Approximately 400 wireless and wireline TSPs in more than 110 countries, including the majority of the 20 largest telecom companies in the world, have selected Comverse's products to provide enhanced telecommunications services to their customers. Major network operators and service providers using Comverse's systems include, among others, AT&T (USA), China Mobile, Cingular (USA), Deutsche Telekom (multiple countries), O2 (Germany and UK), Orange (multiple countries), Reliance Infocomm (India), SBC Communications (USA), Sprint (USA), Telecom Italia (Italy), Telmex (Mexico), Telstra (Australia), Verizon (USA), Vimpelcom (Russia), Vivo (Brazil), and Vodafone (multiple countries).

Through its subsidiary, Verint Systems Inc. ("Verint"), the Company provides analytic software-based solutions for communications interception, networked video security and business intelligence. Verint's software generates actionable intelligence through the collection, retention and analysis of unstructured information contained in voice, fax, video, email, Internet and data transmissions from voice, video and IP networks. Verint's analytic solutions are designed to extract critical intelligence and deliver this intelligence to decision makers for more effective action. The security market consists primarily of communications interception by law enforcement and other government agencies and networked video security utilized by government agencies and public and private organizations for use in transportation, critical infrastructure, public buildings and other government and corporate sites. The business intelligence market consists primarily of solutions for enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of business intelligence utilizes digital video information to allow enterprises and institutions to generate actionable intelligence to enhance their operations, processes and performance. Verint sells its business actionable intelligence solutions to contact center service bureaus, financial institutions, retailers, utilities, communication service providers, manufacturers and other enterprises. Verint has established marketing relationships with a variety of global value-added resellers and a network of systems integrators. Verint is listed on the NASDAQ National

Market System under the symbol "VRNT." CTI held approximately 59% of Verint's outstanding common stock as of January 31, 2005.

Through its subsidiary Ulticom, Inc. ("Ulticom"), the Company provides service enabling signaling software for wireline, wireless and Internet communications. Ulticom's Signalware family of products are used by equipment manufacturers, application developers and communication service providers to deploy revenue generating infrastructure and enhanced services within the mobility, messaging, payment and location segments. Signalware products are also embedded in a range of packet softswitching products to interoperate or converge voice and data networks and facilitate services such as voice-over-IP ("VoIP"), hosted IP telephony, and virtual private networks. Ulticom is listed on the NASDAQ National Market System under the symbol "ULCM." CTI held approximately 69% of Ulticom's outstanding common stock as of January 31, 2005.

The Company markets other telecommunication products and services, including enhanced wireless roaming services, and automatic call distribution and messaging systems for telephone answering service bureaus. The Company also engages in venture capital investment and capital market activities for its own account.

Throughout this document, references are made to technologies, features, capabilities, capacities and specifications in conjunction with the Company's products and technological resources. Such references do not necessarily apply to all product lines, models and system configurations.

The Company was incorporated in the State of New York in October 1984. Its headquarters are located at 909 Third Avenue, New York, New York 10022 and its telephone number is (212) 652-6801.

The Company's Internet address is www.cmvt.com. The information contained on the Company's website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. The Company makes available, free of charge, on its Internet website, its annual report on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company has electronically filed such material with, or furnished it to, the United States Securities and Exchange Commission.

THE COMPANY'S PRODUCTS

Total Communication Portfolio

Comverse is a leading supplier of telecommunication software, systems, and related services for voice and data value-added enhanced services. These value-added enhanced services solutions along with Comverse's real-time billing solutions from our Network Systems Division ("CNS") comprise Comverse's Total Communication portfolio. Comverse's Total Communication portfolio addresses four primary categories: call completion and call management solutions (e.g., Call Answering, Who Called Service, and Interactive Voice Response applications); advanced messaging solutions for groups, communities and person-to-person communication (e.g., Voice Messaging, Short Messaging Service (SMS), Videomail, Multimedia Messaging Service (MMS), Instant Messaging and Mobile Email); solutions and enablers for the management and delivery of data and content-based services (e.g., Video Portal, Presence Server, Personal Address Book, Mobile Data Gateway, Media Server, Ringback Tones, Media and Content Adaptation); and real-time billing and account management for dynamic service environments (e.g., Prepaid Calling, Real-Time Data Billing, and Converged Prepaid/Post-paid/Voice/Data Billing).

Comverse's InSight solution, a part of Comverse's Total Communication portfolio, provides a single, open, modular architecture on which a wide variety of advanced messaging and content services can be hosted. Insight is designed to improve network efficiencies and leverage the built-in synergies between next-generation communication and infotainment services to increase revenues for wireline and wireless service providers.

Comverse's principal market for its software, systems, and related services consists of organizations that use the systems to provide services to the public, often on a subscription or pay-per-usage basis, and includes both wireless and wireline telecommunications network operators. With Total Communication, TSPs benefit from revenue generated by the increase in billable completed calls, service-related fees, and increased customer loyalty that results in an overall reduction in churn. Wireless TSPs are almost universally adding call answering and messaging to their service offerings, often as part of their basic service package, not only because of these benefits, but also because wireless call answering and messaging services directly increase billable airtime by stimulating outbound calls and increase billable transactions by stimulating person-to-person messaging and information retrieval.

Comverse's carrier grade Total Communication software, systems, and related services have been designed and packaged to meet the capacity, reliability, availability, scalability, maintainability, network and OMAP (Operations, Maintenance, Administration, and Provisioning) interfaces and physical requirements of large telecommunications network operators. The systems are offered in a variety of sizes and configurations and can be clustered for larger capacity installations. The systems are available with redundancy of critical components, so that no single failure will interrupt the service. Comverse's products are available in both centralized and distributed configurations.

Comverse's systems also incorporate components that are compatible with the Intelligent Network ("IN") and Advanced Intelligent Network ("AIN") protocols for Service Control Points and Intelligent Peripherals, permitting Comverse's network operator customers to develop and deploy services based on the overall IN architecture.

Comverse's products incorporate both Comverse-developed and third-party developed software, and Comverse-designed and third-party hardware, and are available in an open, modular, IP standards-based system architecture. The systems support a wide variety of digital telephony and IP interfaces and signaling systems, allowing them to adapt to a variety of different network environments and IN/AIN applications, and enable a "universal port" — a single port that supports multiple applications and services at any time during a single call.

Security and Business Intelligence

Verint is a leading provider of analytic software-based solutions for the security and business intelligence markets. Verint's software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of communication networks.

Verint's STAR-GATE product line enables communications service providers, Internet service providers, and communication equipment manufacturers to overcome the complexities posed by global digital communication and comply with governmental requirements. STAR-GATE enables communication service providers in receipt of proper legal authorization to intercept simultaneous communications over a variety of wireline, wireless and IP networks for delivery to law enforcement and other government agencies. STAR-GATE's flexibility supports multi-network, multi-vendor switch environments for a common interface across communication networks and supports switches from communications equipment manufacturers, such as Alcatel, Ericsson, Lucent, Nokia, Nortel and Siemens. STAR-GATE also supports interfaces to packet data networks, such as the Internet and Voice over Internet Protocol (VoIP), as well as general packet radio services.

Verint's RELIANT and VANTAGE product lines provide intelligent recording and analysis solutions for communications interception activities for law enforcement organizations and intelligence agencies. The RELIANT and VANTAGE solutions are comprised of a system administration workstation, an operator workstation, and collection and storage databases and servers. RELIANT and VANTAGE collect intercepted communications from multiple channels and stores them for immediate access and further analysis. The system enables the review of intercepted voice, fax and data transmissions in their original forms through an easy to use interface and analytics to generate actionable intelligence from the large amounts of information that can be collected. Law enforcement agencies, ranging from local police agencies to national law enforcement agencies, are using RELIANT to comply with communications interception legal regulations and to generate evidence from intercepted communications that is admissible in a court of law.

Verint Networked Video Solutions enable government and commercial organizations to enhance the security of their facilities and infrastructure and improve the performance of their operations by networking video across multiple locations and applying advanced content analytics to extract actionable intelligence from live and stored video. By alerting security personnel to potential security threats, Verint Networked Video Solutions are designed to help organizations prevent security breaches, improve response time and enhance operational efficiency.

Verint's ULTRA products record and analyze customer interactions to provide enterprises with business intelligence about their customers and help monitor and improve the performance of their contact centers.

Service Enabling Signaling Software

The Company's Ulticom subsidiary provides service enabling signaling software for wireline, wireless and Internet communications. Ulticom's Signalware family of products are used by equipment manufacturers, application developers and communication service providers to deploy revenue generating infrastructure and enhanced services within the mobility, messaging, payment and location segments. Signalware products also are embedded in a range of packet softswitching products to interoperate or converge voice and data networks and facilitate services such as VoIP, hosted IP telephony, and virtual private networks.

Signalware supports a range of applications across multiple networks. In wireline networks, Signalware has been deployed as part of applications such as voice messaging, calling name, and 800 number services. Signalware enables wireless infrastructure applications such as global roaming and emergency-911, and enhanced services such as text messaging and prepaid calling. Signalware also enables the deployment of broadband services such as VoIP in wireline, wireless and cable service provider networks.

Signalware provides signaling system #7 ("SS7"), the globally accepted signaling standard protocol, which interconnects the complex switching, database and messaging systems, and manages vital number, routing and billing information that form the backbone of today's telecommunications networks. Signalware works with multiple SS7 networks, supports a wide variety of SS7 protocol elements, and enables analog or digital wireline and wireless transmissions. It provides the functionality needed for call set-up/termination and call routing/billing. Signalware products also include features that enable the transition from SS7 signaling to emerging packet signaling standards, as defined by the Internet Engineering Task Force, such as Signaling Transport ("SIGTRAN") and Session Initiation Protocol ("SIP"). New solutions include a Signalware SIGTRAN Gateway for enabling circuit to packet network interoperability and Signalware SIP for developing next generation services for all IP networks.

Signalware solutions run on a range of hardware platforms and operating systems, including Sun Solaris, IBM AIX and Red Hat Linux. These solutions can be used in single or multiple computing configurations for fault resiliency and reliability. Signalware customers include equipment manufacturers, such as Alcatel, Ericsson and Siemens; application developers, such as Comverse, Fujitsu and Sonus; and service providers, such as Orange Personal Communications, Reliance Infocomm, and Telefonica.

Other Telecommunications Products and Services

The Company's other telecommunications products and services are developed and marketed through subsidiaries in the United States and internationally. These include enhanced wireless roaming services, and automatic call distribution and messaging systems for telephone answering service bureaus and other organizations.

MARKETS, SALES AND MARKETING

Comverse is a leading supplier of telecommunications software, systems, and related services for voice and data value-added enhanced services. Comverse's Total Communication software, systems, and related services are marketed by Comverse throughout the world, with its own direct sales force as well as local distributors, and in cooperation with a number of leading international vendors of telecommunications infrastructure equipment.

Approximately 400 wireless and wireline TSPs in more than 110 countries, including the majority of the 20 largest telecom companies in the world, have selected Comverse's products to provide enhanced telecommunications services to their customers. Major network operators and service providers using Comverse's systems include, among others, AT&T (USA), China Mobile, Cingular (USA), Deutsche Telekom (multiple countries), O2 (Germany and UK), Orange (multiple countries), Reliance Infocomm

(India), SBC Communications (USA), Sprint (USA), Telecom Italia (Italy), Telmex (Mexico), Telstra (Australia), Verizon (USA), Vimpelcom (Russia), Vivo (Brazil) and Vodafone (multiple countries).

Comverse provides its customers with marketing consultation, seminars and materials designed to assist them in marketing enhanced telecommunications services, and also undertakes to play an ongoing supporting role in their business and market planning processes.

Verint's products are marketed primarily through a combination of its direct sales force and channels, including agents, distributors, value-added resellers and systems integrators. Verint develops strategic marketing alliances with leading companies in the industry to expand the coverage and support of its direct sales force.

Verint's products are used by over 1000 organizations and are deployed in over 50 countries, across many industries and markets. Many users of the products are large corporations or government agencies that operate from multiple locations and facilities across large geographic areas and sometimes across several countries. These organizations typically implement Verint's solutions in stages, with implementation in one or more sites and then gradually expanding to a full enterprise, networked-based solution.

Verint's customers include Charter One Bank, CIBC, the Home Depot, HSBC, the Internal Revenue Service, the London Underground, Orange, Target, the U.S. Capitol, and U.S. Department of Defense. These are examples of Verint's customers, though not necessarily representative, because Verint is often restricted from disclosing the names of its customers for security reasons, particularly its communications interception customers.

Ulticom's products are used by more than 50 customers and are deployed by more than 300 service providers in more than 100 countries. Ulticom markets its products and services primarily through a direct sales organization and through distributors. Customers include network equipment manufacturers such as Alcatel, Ericsson and Siemens; application developers such as Comverse, Fujitsu, and Sonus; and service providers such as Orange Personal Communications, Reliance Infocomm, and Telefonica.

See "Financial Statements" in Item 15 for information on revenues, operating profit and total assets of each of the Company's segments.

RESEARCH AND DEVELOPMENT

Because of the continuing technological changes that characterize the telecommunications and computer industries, the Company's success will depend, to a considerable extent, upon its ability to continue to develop competitive products through its research and development efforts. The Company currently employs more than 2,000 scientists, engineers and technicians in its research and development efforts, located predominantly in the United States and Israel with additional offices in France, Germany, India and Malaysia, with broad experience in the areas of digital signal processing, computer architecture, telephony, IP, data networking, multi-processing, databases, real-time software design and application software design, among others.

A portion of the Company's research and development operations benefit from financial incentives provided by government agencies to promote research and development activities performed in Israel. The cost of such operations is and will continue to be affected by the continued availability of financial incentives under such programs. During the past fiscal year, the Company's research and development activities included projects submitted for partial funding under a program administered by the Office of the Chief

Scientist of the Ministry of Industry and Trade of the State of Israel ("OCS"), under which reimbursement of a portion of the Company's research and development expenditures will be made subject to final approval of project budgets. During the year ended January 31, 2003, Comverse finalized an arrangement with the OCS under which Comverse no longer would owe royalties to the OCS in return for a lump sum payment for all past amounts received from the OCS. Under the arrangement, Comverse began to receive lower amounts from the OCS than it had historically received, but is not required to pay royalty amounts on such future grants. Other subsidiaries of CTI were not part of Comverse's arrangement with the OCS and they continue to owe royalties on their sale of certain products developed, in part, with funding supplied under such programs. Permission from the Government of Israel is required for the Company to manufacture outside of Israel products resulting from research and development activities funded under such programs. In order to obtain such permission the Company will be required to increase the royalties to the applicable funding agencies and/or repay certain amounts received as reimbursement of research and development costs. The transfer outside of Israel of any intellectual property rights resulting from research and development activities funded under OCS programs is not permitted. See "Financial Statements" in Item 15, "Licenses and Royalties" and "Operations in Israel" in Item 1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

The Company holds a number of United States and foreign patents. While the Company files patent applications periodically, no assurance can be given that patents will be issued on the basis of such applications or that, if patents are issued, the claims allowed will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide significant benefits to the Company.

In order to safeguard its unpatented proprietary know-how, trade secrets and technology, the Company relies primarily upon trade secret protection and non-disclosure provisions in agreements with employees and others having access to confidential information. There can be no assurance that these measures will adequately protect the Company from disclosure or misappropriation of its proprietary information.

The Company and its customers from time to time receive communications from third parties, including some of the Company's competitors, alleging infringement by the Company of such parties' patent rights. While such communications are common in the computer and telecommunications industries and the Company has in the past been able to obtain any necessary licenses on commercially reasonable terms, there can be no assurance that the Company would prevail in any litigation to enjoin the Company from selling certain of its products on the basis of such alleged infringement, or that the Company would be able to license any valid patents on reasonable terms.

The Company attempts to avoid infringing known proprietary rights of third parties in its product development efforts. The Company does not, however, regularly conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties.

In January 2000, the Company and Lucent Technologies GRL Corp. ("Lucent") entered into a non-exclusive cross-licensing arrangement covering current and certain future patents issued to the Company and its affiliates and a portfolio of current and certain future patents in the area of telecommunications technology issued to Lucent and its affiliates.

LICENSES AND ROYALTIES

The Company licenses certain technology, know-how and related rights for use in the manufacture and marketing of its products, and pays royalties to third parties under such licenses and under other agreements. The Company believes that its rights under such licenses and other agreements are sufficient for the manufacturing and marketing of its products and, in the case of licenses, extend for periods at least equal to the estimated useful lives of the related technology and know-how.

DOMESTIC AND INTERNATIONAL SALES AND LONG-LIVED ASSETS

See "Financial Statements" in Item 15 for a breakdown of the domestic and international sales and long-lived assets for the years ended January 31, 2003, 2004 and 2005, and see "Certain Trends and Uncertainties" in Item 7 for a description of risks attendant to the Company's foreign operations.

BACKLOG

At January 31, 2005, the backlog of the Company amounted to approximately $568 million compared to approximately $400 million as of January 31, 2004. The Company believes that substantially all of such backlog will be delivered within the next 12 months.

SERVICE AND SUPPORT

The Company has a strong commitment to provide product service and support to its customers and emphasizes such commitment in its marketing. Because of the intensity of use of systems by telecommunications network operators and other customers of the Company's products, and their low tolerance for down-time, the Company is required to make a greater commitment to service and support of systems used by these customers, and such commitment increases operating costs.

The Company's general warranty policy is to replace or repair any component that fails during a specified warranty period. Broader warranty and service coverage is provided in many cases, and is sometimes made available to customers on a contractual basis for an additional charge.

The Company provides technical assistance from several locations around the world. Technical support is available for the Company's customers 24 hours-a-day, seven days-a-week.

COMPETITION

The Company faces strong competition in the markets for all of its products. The market for Total Communication software, systems, and related services is highly competitive, and includes numerous products offering a broad range of features and capacities. The primary competitors are suppliers of turnkey systems and software, and indirect competitors that supply certain components to systems integrators. Many of Comverse's competitors specialize in a subset of Comverse's portfolio of products. Direct and/or indirect competitors include, among others, Alcatel, Boston Communications, Ericsson, Glenayre, Huawei, IBM, InterVoice, LogicaCMG, Lucent, Motorola, NEC, Nokia, Openwave, SS8 Networks, Tecnomen, Telcordia, and Unisys. Competitors of Comverse that manufacture other telecommunications equipment may derive a competitive advantage in selling systems to customers that are purchasing or have previously purchased other compatible equipment from such manufacturers.

The Company faces indirect competition from messaging and other enhanced communication products employed at end-user sites as an alternative to the use of services available through telecommunications network operators. This "enterprise-based equipment" includes a broad range of products, such as stand-alone voicemail systems, answering machines, telephone handsets with call answering and other enhanced services capabilities, products offering "call processing" services that are supplied with voicemail features or integrated with other voicemail systems, as well as personal computer modems and add-on cards and software designed to furnish enhanced communication capabilities.

Comverse believes that competition in the sale of Total Communication systems is based on a number of factors, the most important of which are product features and functionality, system capacity and reliability, marketing and distribution capability and price. Other important competitive factors include service and support and the capability to integrate systems with a variety of telecom networks, IP networks and Operation and Support Systems (OSS). Comverse believes that the range of capabilities provided by, and the ease of use of, its systems compare favorably with other products currently marketed. Comverse anticipates that a number of its direct and indirect competitors will introduce new or improved systems during the next several years.

Verint faces strong competition in the markets for its products, both in the United States and internationally. Verint expects competition to persist and intensify in the security market, primarily due to increased demand for homeland defense and security solutions. Verint's primary competitors are suppliers of security and recording systems and software, and indirect competitors that supply certain components to systems integrators. In the business intelligence market, Verint faces competition from organizations emerging from the traditional call logging or call recording market as well as software companies that develop and sell products that perform specific functions for this market. In addition, many of Verint's competitors specialize in a subset of Verint's portfolio of products and services. Primary competitors include, among others, Bosch, eTalk, ETI, General Electric, JSI Telecom, March Networks, NICE Systems, Pelco, Raytheon, Siemens, SS8 Networks, Tyco, Honeywell and Witness Systems. Verint believes it competes principally on the basis of product performance and functionality, knowledge and experience in the industry, product quality and reliability, customer service and support, and price.

Verint believes that its success depends primarily on its ability to provide technologically advanced and cost effective solutions and to continue to provide its customers with prompt and responsive customer support. Competitors that manufacture other security-related systems or other recording systems may derive a competitive advantage in selling to customers that are purchasing or have previously purchased other compatible equipment from such manufacturers. Further, Verint expects that competition will increase as other established and emerging companies enter its markets and as new products, services and technologies are introduced.

Competitors of Ulticom primarily are internal development organizations within equipment manufactures and application developers who seek, in a build-versus-buy decision, to develop substitutes for its products. Ulticom also competes with a number of companies ranging from SS7 software solution providers, such as Hughes Software Systems and SS8 Networks, to vendors of communication and computing platforms, such as Continuous Computing Corporation and Hewlett-Packard Company. Ulticom believes it competes principally on the basis of product performance and functionality, product quality and reliability, customer service and support, and price.

Many of the Company's present and potential competitors are considerably larger than the Company, are more established, have a larger installed base of customers and have greater financial, technical, marketing and other resources.

MANUFACTURING AND SOURCES OF SUPPLIES

The Company's manufacturing operations consist primarily of final assembly and testing, involving the application of extensive testing and quality control procedures to materials, components, subassemblies and systems. The Company primarily uses third parties to perform modules and subsystem assembly, component testing and sheet metal fabrication. Although the Company generally uses standard parts and components in its products, certain components and subassemblies are presently available only from a limited number of sources. To date, the Company has been able to obtain adequate supplies of all components and subassemblies in a timely manner from existing sources or, when necessary, from alternative sources or redesign the system to incorporate new modules, when applicable. However, the inability to obtain sufficient quantities of components or to locate alternative sources of supply if and as required in the future, would adversely affect the Company's operations.

The Company maintains organization-wide quality assurance procedures, coordinating the quality control activities of the Company's research and development, manufacturing and service departments.

CAPITAL MARKET ACTIVITIES

The Company seeks to identify and implement suitable investments, and engages in portfolio investment and capital market activities, including venture capital investments directly and indirectly through private equity funds. Both directly and through a joint venture formed by the Company in partnership with Quantum Industrial Holdings Ltd., an investment company managed by Soros Fund Management LLC, the Company invests in venture capital in high technology firms, and engages in other investment activities. The Company has significantly reduced its new venture capital investments in recent periods.

OPERATIONS IN ISRAEL

A substantial portion of the Company's research and development, manufacturing and other operations are located in Israel and, accordingly, may be affected by economic, political and military conditions in that country. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, which in the past and may in the future, lead to security and economic problems for Israel. Current and future conflicts and political, economic and/or military conditions in Israel and the Middle East region can directly affect the Company's operations in Israel. From October 2000, until recently, terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue. The Company could be materially adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be materially adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. The continuation or exacerbation of violence in Israel or the outbreak of violent conflicts involving Israel may impede the Company's ability to sell its products or otherwise adversely affect the Company. In addition, many of the Company's Israeli employees in Israel are required to perform annual compulsory military service in Israel, and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have an adverse effect upon the Company's operations.

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation, and is a signatory to the

General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada, and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel has entered into free trade agreements with its major trading partners. Israel and the European Union are parties to a Free Trade Agreement pursuant to which, subject to rules of origin, Israel's industrial exports to the European Union are exempt from customs duties and other non-tariff barriers and import restrictions. Israel also has an agreement with the United States that established a Free Trade Area eliminating all tariff and certain non-tariff barriers on most trade between the two countries. Israel has also entered into an agreement with the European Free Trade Association ("EFTA"), which currently includes Iceland, Liechtenstein, Norway and Switzerland, that established a free-trade zone between Israel and EFTA nations exempting manufactured goods and some agricultural goods and processed foods from customs duties, while reducing duties on other goods. Israel also has free trade agreements with a number of other countries, such as Canada, Mexico and various European countries. The end of the Cold War has also enabled Israel to establish commercial and trade relations with a number of nations, including Russia and certain countries from the former Soviet Union, China, India and the nations of Eastern Europe, with whom Israel had not previously had such relations.

The Company's business is dependent to some extent on trading relationships between Israel and other countries. Certain of the Company's products incorporate components imported into Israel from the United States and other countries and most of the Company's products are sold outside of Israel. Accordingly, the Company's operations would be adversely affected if trade between Israel and its current trading partners were interrupted or curtailed. The sale of products manufactured in Israel has been adversely affected in certain markets by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. The continuation or exacerbation of conflicts involving Israel and other nations may impede the Company's ability to sell its products in certain markets.

The Company benefits from various policies of the Government of Israel, including reduced taxation and special subsidy programs, designed to stimulate economic activity, particularly the high technology exporting industry, in that country. As a condition of its receipt of funds for various research and development projects conducted under programs sponsored by the Government of Israel, permission from the Government of Israel is required for the Company to manufacture outside of Israel products resulting from the research and development activities funded under these programs. In addition, the transfer outside of Israel of any intellectual property rights resulting from research and development activities funded under the program is not permitted.

The results of operations of the Company have been favorably affected by participation in Israeli government programs related to research and development, as well as utilization of certain tax incentives and other incentives available under applicable Israeli laws and regulations, some of which have been reduced, discontinued or otherwise modified in recent years. In addition, the Company's ability to obtain benefits under various discretionary funding programs has declined and may continue to decline. The results of operations of the Company could be adversely affected if these programs were further reduced or eliminated and not replaced with equivalent programs or if its ability to participate in these programs were to be reduced significantly.

EMPLOYEES

At January 31, 2005, the Company employed approximately 5,050 individuals, of whom approximately 80% are scientists, engineers and technicians engaged in research and development, marketing, support and operations activities. The Company considers its relationship with its employees to be good.

The Company is not a party to any collective bargaining or other agreement with any labor organization; however, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his or her retirement or upon termination of his or her employment, and the Company provides for such payment obligations through monthly contributions to an insurance fund. Israeli employees are required to pay and employers are required to pay and withhold certain payroll, social security and health tax payments, in respect of national health insurance and social security benefits.

The continuing success of the Company will depend, to a considerable extent, on the contributions of its senior management and key employees, many of whom would be difficult to replace, and on the Company's ability to attract and retain qualified employees in all areas of its business. Competition for such personnel is intense. In order to attract and retain talented personnel, and to provide incentives for their performance, the Company has emphasized the award of stock options as an important element of its compensation program, including options to purchase shares in certain of the Company's subsidiaries, and provides cash bonuses based on several parameters, including the profitability of the recipients' respective business units.

ITEM 2. PROPERTIES.

As of January 31, 2005, the Company leased an aggregate of approximately 2,199,000 square feet of office space and manufacturing and related facilities for its operations worldwide, including approximately 1,284,000 square feet in Tel Aviv, Israel, approximately 367,000 square feet in Wakefield, Massachusetts, approximately 63,000 square feet in Long Island, New York, approximately 85,000 square feet in Mt. Laurel, New Jersey, an aggregate of approximately 132,000 square feet at various other locations in the United States and an aggregate of approximately 268,000 square feet at various locations in Europe, Asia-Pacific, South America, Africa and Canada. Approximately 161,000 square feet of this space is sub-leased to others. The aggregate base monthly rent for the facilities under lease as of January 31, 2005, net of sub-lease income, was approximately $2,548,000, and all of such leases are subject to various pass-throughs and escalation adjustments.

In addition, the Company owns office space and manufacturing and related facilities of approximately 40,000 square feet in Durango, Colorado, approximately 29,000 square feet in Bexbach, Germany, and approximately 423,000 square feet of unimproved land in Ra'anana, Israel and 25 acres of land in Durango, Colorado.

The Company believes that its facilities currently under lease are more than adequate for its current operations, and may endeavor selectively to reduce its existing facilities commitments as circumstances may warrant.

ITEM 3. LEGAL PROCEEDINGS.

On March 16, 2004, BellSouth Intellectual Property Corp. ("BellSouth") filed a complaint in the United States District Court for the Northern District of Georgia against Comverse Technology, Inc. alleging infringement of Patent Nos. 5,857,013 and 5,764,747 (the "Patents"), and it subsequently amended the complaint to include Comverse Inc., in an action captioned: BellSouth Intellectual Property Corp. v. Comverse Technology, Inc. and Comverse, Inc., Civil Action No. 1:04-CV-0739. BellSouth alleged that the Patents cover certain aspects of some of the Company's voicemail systems. The Company retained outside legal counsel specializing in patent litigation, and filed an Answer and Counterclaim denying all allegations. On or about December 20, 2004, the Company executed a settlement agreement with BellSouth and some of its related entities covering the Company and the Company's customers.

From time to time, the Company is subject to claims in legal proceedings arising in the normal course of its business. The Company does not believe that it is currently a party to any pending legal action that could reasonably be expected to have a material adverse effect on its business, financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Common Stock of CTI trades on the NASDAQ National Market System under the symbol CMVT. The following table sets forth the range of closing prices of the Common Stock as reported on NASDAQ for the past two fiscal years:

Year	*Fiscal Quarter*			*Low*	*High*
2003	2/1/03	-	4/30/03	$ 8.82	$13.33
	5/1/03	-	7/31/03	$12.08	$16.64
	8/1/03	-	10/31/03	$13.41	$18.04
	11/1/03	-	1/31/04	$16.55	$19.95
2004	2/1/04	-	4/30/04	$16.36	$20.69
	5/1/04	-	7/31/04	$16.10	$19.94
	8/1/04	-	10/31/04	$15.48	$20.99
	11/1/04	-	1/31/05	$20.59	$25.03

There were 1,584 holders of record of Common Stock at March 24, 2005. Such record holders include a number of holders who are nominees for an undetermined number of beneficial owners. The Company believes that the number of beneficial owners of the shares of Common Stock outstanding at such date was approximately 40,000.

The Company has not declared or paid any cash dividends on its equity securities and currently does not expect to pay any cash dividends in the near future, but rather intends to retain its earnings to finance the development of the Company's business. Any future determination as to the declaration and payment of dividends will be made by the Board of Directors in its discretion, and will depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

ITEM 6. SELECTED FINANCIAL DATA.

The following tables present selected consolidated financial data for the Company for the years ended January 31, 2001, 2002, 2003, 2004 and 2005. Such information has been derived from the Company's audited consolidated financial statements and should be read in conjunction with the Company's consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this report. All per share data has been restated to reflect a two-for-one stock split effected as a 100% stock dividend to shareholders of record on March 27, 2000, distributed on April 3, 2000.

	Year ended January 31,				
	2001	**2002**	**2003**	**2004**	**2005**
	(In thousands, except per share data)				
Statement of Operations Data:					
Sales	$1,225,058	$1,270,218	$735,889	$765,892	$959,442
Acquisition expenses	15,971	-	-	-	4,635
Workforce reduction, restructuring and impairment charges (credits)	-	63,562	66,714	(2,123)	62
Income (loss) from operations	234,624	64,844	(182,741)	(30,378)	46,933
Net income (loss)	249,136	54,619	(129,478)	(5,386)	57,330
Earnings (loss) per share – diluted	1.39	0.29	(0.69)	(0.03)	0.28

	January 31,				
	2001	**2002**	**2003**	**2004**	**2005**
	(In thousands)				
Balance Sheet Data:					
Working capital	$1,860,379	$2,030,250	$1,766,507	$2,141,277	$2,139,789
Total assets	2,625,264	2,704,163	2,403,659	2,728,042	2,925,286
Long-term debt, including current portion	906,723	648,611	439,628	555,941	518,254
Stockholders' equity	1,236,165	1,616,408	1,549,692	1,672,546	1,794,029

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of the Company's critical accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that the Company deems most critical.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes revenues in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", and related Interpretations. The Company's systems are generally a bundled hardware and software solution that are shipped together. Revenue is generally recognized at the time of shipment for sales of systems which do not require significant customization to be performed by the Company when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred and acceptance is determinable, (3) the fee is fixed or determinable and (4) collectibility is probable.

Amounts received from customers pursuant to the terms specified in contracts but for which revenue has not yet been recognized are recorded as advance payments from customers.

Post-contract customer support ("PCS") services are sold separately or as part of a multiple element arrangement, in which case the related PCS element is determined based upon vendor-specific objective evidence of fair value, such that the portion of the total fee allocated to PCS services is generally recognized as revenue ratably over the term of the PCS arrangement.

Revenues from certain development contracts are recognized under the percentage-of-completion method on the basis of physical completion to date or using actual costs incurred to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers.

Cost of sales include material costs, subcontractor costs, personnel-related costs for the operations and service departments, depreciation and amortization of equipment used in the operations and service departments, amortization of capitalized software development costs, royalties and license fee costs, travel costs and an overhead allocation. Research and development costs include subcontractor costs, personnel-related costs, travel, depreciation and amortization of research and development equipment, an overhead allocation, as well as other costs associated with research and development activities. Selling, general and administrative costs include personnel-related costs, sales commissions, bad debt expense, travel, depreciation and amortization, marketing and promotional materials, professional fees, insurance costs, facility costs, as well as other costs associated with sales, marketing, finance and administrative departments.

Accounts receivable are generally diversified due to the large number of commercial and government entities comprising the Company's customer base and their dispersion across many geographical regions. As of January 31, 2005, there was no single customer balance that comprised 10% of the overall accounts receivable balance. The Company is required to estimate the collectibility of its accounts receivable each accounting period and record a reserve for bad debts. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer, current and historical collection history and the related aging of past due balances. The Company evaluates specific accounts when it becomes aware of information indicating that a customer may not be able to meet its financial obligations due to deterioration of its financial condition, lower credit ratings, bankruptcy or other factors affecting the ability to render payment. Reserve requirements are based on the facts available and are re-evaluated and adjusted as additional information is received. The Company's policy is to account for recoveries of previously reserved for doubtful accounts upon the receipt of cash where there is no evidence of recoverability for items specifically reserved for prior to the receipt of cash. During the year ended January 31, 2005, the Company recorded expenses of approximately $7.1 million, which increased the allowance for doubtful accounts. The Company recorded recoveries of approximately $19.4 million for the year ended January 31, 2005, which reduced the allowance for doubtful accounts. The recoveries were recorded in the period that the cash was received from customers for items that had previously been reserved for as doubtful of collection.

Software development costs are capitalized upon the establishment of technological feasibility and are amortized over the estimated useful life of the software, which to date has been four years or less. Amortization begins in the period in which the related product is available for general release to customers. During the year ended January 31, 2005, the Company capitalized approximately $4.2 million of software development costs and amortized approximately $14.3 million of such costs. In addition, during the year ended January 31, 2005, the Company recorded write-downs of approximately $5.0 million of capitalized software development costs to its estimated net realizable value, primarily as a result of the Company's transition to its newer product line as well as duplicative technology that arose as a result of Verint's acquisitions during the period.

RESULTS OF OPERATIONS

Historical Results

Consolidated results of operations in dollars and as a percentage of sales for each of the three years in the period ended January 31, 2005 were as follows:

	January 31, 2003	%	January 31, 2004	%	January 31, 2005	%
			(In thousands)			
Sales:						
Product revenues	$547,141	74.4%	$534,585	69.8%	$700,970	73.1%
Service revenues	188,748	25.6%	231,307	30.2%	258,472	26.9%
	735,889	100.0%	765,892	100.0%	959,442	100.0%
Cost of sales:						
Product costs	184,413	33.7%	181,059	33.9%	215,023	30.7%
Service costs	153,708	81.4%	146,501	63.3%	165,687	64.1%
	338,121	45.9%	327,560	42.8%	380,710	39.7%
Gross margin	397,768	54.1%	438,332	57.2%	578,732	60.3%
Operating expenses:						
Research and development, net	232,593	31.6%	216,457	28.3%	236,657	24.7%
Selling, general and administrative	281,202	38.2%	254,376	33.2%	290,445	30.3%
In-process research and development and other acquisition-related charges	-	0.0%	-	0.0%	4,635	0.5%
Workforce reduction, restructuring and impairment charges (credits)	66,714	9.1%	(2,123)	-0.3%	62	0.0%
Income (loss) from operations	(182,741)	-24.8%	(30,378)	-4.0%	46,933	4.9%
Interest and other income, net	58,902	8.0%	38,958	5.1%	36,223	3.8%
Income (loss) before income tax provision, minority interest and equity in the earnings (losses) of affiliates	(123,839)	-16.8%	8,580	1.1%	83,156	8.7%
Income tax provision	3,294	0.4%	8,206	1.1%	13,214	1.4%
Minority interest and equity in the earnings (losses) of affiliates	(2,345)	-0.3%	(5,760)	-0.8%	(12,612)	-1.3%
Net income (loss)	$(129,478)	-17.6%	$(5,386)	-0.7%	$57,330	6.0%

A detailed description of the Company's business segments as well as additional financial data, can be found in Note 19 of the Notes to the Consolidated Financial Statements. The following is a summary of sales and income (loss) from operations by segment in dollars and as a percentage of sales, for each segment and in total, for each of the three years in the period ended January 31, 2005:

	January 31, 2003	%	January 31, 2004 (In thousands)	%	January 31, 2005	%
Sales:						
CNS	$542,984	73.8%	$529,597	69.1%	$642,692	67.0%
Ulticom	29,231	4.0%	38,378	5.0%	63,436	6.6%
Verint	157,775	21.4%	192,744	25.2%	249,824	26.0%
All other	9,602	1.3%	9,983	1.3%	10,132	1.1%
Reconciling items	(3,703)	-0.5%	(4,810)	-0.6%	(6,642)	-0.7%
Consolidated total	$735,889	100.0%	$765,892	100.0%	$959,442	100.0 %
Income (loss) from operations:						
CNS	$(179,492)	-33.1%	$(40,913)	-7.7%	$20,550	3.2%
Ulticom	(8,362)	-28.6%	2,824	7.4%	20,566	32.4%
Verint	10,051	6.4%	17,189	8.9%	17,384	7.0%
All other	(615)	-6.4%	(1,152)	-11.5%	(788)	-7.8%
Reconciling items	(4,323)	n/m	(8,326)	n/m	(10,779)	n/m
Consolidated total	$(182,741)	-24.8%	$(30,378)	-4.0%	$46,933	4.9%

Introduction

As explained in greater detail in "Certain Trends and Uncertainties", the Company's two business units serving telecommunications markets are operating within an industry that has been experiencing a challenging capital spending environment, although there is evidence of recent improvement. Both business units achieved year over year revenue, operating income and net income growth during the year ended January 31, 2005. Verint, which services the security and business intelligence markets, achieved record revenue, operating income and net income during the year ended January 31, 2005 based, in part, on increased sales due to heightened awareness surrounding homeland defense and security related initiatives in the United States and abroad as well as increased business intelligence sales. Overall, for the year ended January 31, 2005, the Company experienced year over year sales growth of approximately 25.3%, with a substantial majority of sales generated from activities serving the telecommunications industry. The Company generated operating and net income for the year ended January 31, 2005.

During the year ended January 31, 2005, the Company recorded recoveries of approximately $19.4 million, which reduced the allowance for doubtful accounts and increased the Company's operating and net income. The recoveries were recorded as a result of cash being collected from approximately 20 customers for items that previously had been reserved for as doubtful of collection during the period that the telecommunications industry experienced a severe capital spending recession. Such recoveries, which the Company attributes to factors including the improved environment for the telecommunications industry as a whole, and the Company's wireless carrier customers in particular, were recorded in the period that the cash was received. In addition, the Company recorded expenses of approximately $7.1 million during the year ended January 31, 2005, which increased the allowance for doubtful accounts thereby reducing the Company's operating and net income.

During the year ended January 31, 2005, the Company recorded write-downs of approximately $4.1 million of fixed assets to its estimated net realizable value, primarily as a result of the obsolescence of such fixed assets. Such write-downs reduced Property and Equipment, Net and decreased operating and net income. In addition, during the year ended January 31, 2005, the Company recorded write-downs of approximately $5.0 million of capitalized software development costs to its estimated net realizable value, primarily as a result of the Company's transition to its newer product line as well as duplicative technology that arose as a result of Verint's acquisitions during the period. Such write-downs reduced Other Assets and decreased operating and net income. In addition, during the year ended January 31, 2005, the Company incurred approximately $0.9 million of transaction costs as a result of the Company's offer to exchange its Zero Yield Puttable Securities ("ZYPS") (the "Existing ZYPS") for new ZYPS (the "New ZYPS"). Such costs are included in 'Interest and other income, net' in the Consolidated Statements of Operations. Also, during the year ended January 31, 2005, the Company incurred a charge of approximately $3.1 million of purchased in-process research and development as a result of Verint's purchase of ECtel's government surveillance business.

Year Ended January 31, 2005 Compared to Year Ended January 31, 2004

Sales. Sales for the fiscal year ended January 31, 2005 ("fiscal 2004") increased by approximately $193.6 million, or 25%, compared to the fiscal year ended January 31, 2004 ("fiscal 2003"). This increase is attributable to an increase in sales in the Company's three primary business units. CNS sales increased by approximately $113.1 million, due primarily to increased business in Europe and the Americas. Security and business intelligence recording sales increased by approximately $57.1 million, and service enabling signaling software sales increased by approximately $25.1 million. On a consolidated basis, service revenues represented approximately 27% and 30% of sales for fiscal 2004 and fiscal 2003, respectively, and sales to international customers represented approximately 69% and 66% of sales for fiscal 2004 and fiscal 2003, respectively.

Cost of Sales. Cost of sales for fiscal 2004 increased by approximately $53.2 million, or 16%, compared to fiscal 2003. The increase in cost of sales is primarily attributable to increased materials and overhead costs net of overhead absorption of approximately $35.9 million, due primarily to increased sales, increased personnel-related costs of approximately $18.0 million and write-downs of approximately $3.6 million of capitalized software development costs to its estimated net realizable value, primarily as a result of the Company's transition to its newer product line. Such increases were partially offset by increased recoveries of doubtful debts, which increased from approximately $1.5 million in fiscal 2003 to approximately $5.8 million in fiscal 2004, an increase of approximately $4.3 million. Gross margins increased to approximately 60.3% in fiscal 2004 from approximately 57.2% in fiscal 2003.

Research and Development, Net. Net research and development expenses for fiscal 2004 increased by approximately $20.2 million, or 9%, compared to fiscal 2003. However, net research and development expenses as a percentage of sales decreased to approximately 24.7% in fiscal 2004 from approximately 28.3% in fiscal 2003. The increase in the dollar amount of net research and development expenses is primarily attributable to increased subcontractor costs of approximately $12.0 million and increased personnel-related costs of approximately $8.7 million, partially offset by a net decrease in various other costs of approximately $0.5 million.

Selling, General and Administrative. Selling, general and administrative expenses for fiscal 2004 increased by approximately $36.1 million, or 14%, compared to fiscal 2003. However, selling, general and administrative expenses as a percentage of sales decreased to approximately 30.3% in fiscal 2004 from approximately 33.2% in fiscal 2003. The increase in the dollar amount of selling, general and administrative expenses is primarily attributable to increased personnel-related costs, employee and agent sales commissions, professional fees and travel costs of approximately $20.7 million, $14.4 million, $4.0 million and $3.2 million, respectively, and net increase in various other costs of approximately $2.1 million. Such increases were partially offset by decreased bad debt expense of approximately $5.4 million and increased recoveries of doubtful debts, which increased from approximately $10.7 million in fiscal 2003 to approximately $13.6 million in fiscal 2004, an increase of approximately $2.9 million.

In-process Research and Development and Other Acquisition-related Charges. During fiscal 2004, the Company incurred approximately $4.6 million for in-process research and development and other acquisition-related charges resulting from Verint's purchase of ECtel's government surveillance business, as follows: (i) approximately $3.1 million of purchased in-process research and development, which was charged to expense at the acquisition, and (ii) approximately $1.5 million for the write-down of certain capitalized software development costs to their net realizable value at the date of acquisition, due to impairment caused by the existence of duplicative technology.

Workforce reduction, restructuring and impairment charges (credits). During the year ended January 31, 2002, the Company committed to and began implementing a restructuring program to better align its cost structure with the business environment and to improve the efficiency of its operations via reductions in workforce, restructuring of operations and the write-off of impaired assets. In connection with the restructuring, the Company changed its organizational structure and product offerings, resulting in the impairment of certain assets. In connection with these actions, during fiscal 2003 and fiscal 2004, the Company incurred net charges (credits) to operations of approximately $(2.1) million and $0.1 million, respectively. The fiscal 2003 net credit of approximately $2.1 million is comprised of a charge of approximately $4.5 million for severance and other related costs, a credit of approximately $8.0 million for the reversal of a previously taken charge for the elimination of excess facilities and related leasehold improvements, primarily as a result of the sublet of a portion of the excess facilities, and a charge of approximately $1.4 million for the write-off of certain property and equipment. The fiscal 2004 net charge of approximately $0.1 million is comprised of a charge of approximately $0.6 million for severance and other related costs, a credit of approximately $0.7 million for the reversal of a previously taken charge for the elimination of excess facilities and related leasehold improvements, primarily as a result of the sublet of a portion of the excess facilities, and a charge of approximately $0.2 million for the write-off of certain property and equipment. The Company expects to pay out approximately $0.1 million for severance and related obligations through July 31, 2005 and approximately $21.5 million for facilities and related obligations at various dates through January 2011.

Income (Loss) from Operations. Income (loss) from operations for fiscal 2004 increased by approximately $77.3 million compared to fiscal 2003, and as a percentage of sales was approximately 4.9% in fiscal 2004 compared to approximately (4.0)% in fiscal 2003. These changes resulted primarily from the factors described above.

On a business segment basis, income (loss) from operations for CNS for fiscal 2004 increased by approximately $61.5 million compared to fiscal 2003, and as a percentage of sales was approximately 3.2% in fiscal 2004 compared to approximately (7.7)% in fiscal 2003. Income from operations for Verint for fiscal 2004 increased by approximately $0.2 million compared to fiscal 2003, but as a percentage of sales decreased to approximately 7.0% in fiscal 2004 from approximately 8.9% in fiscal 2003. Income from operations for Ulticom for fiscal 2004 increased by approximately $17.7 million compared to fiscal 2003, and as a percentage of sales increased to approximately 32.4% in fiscal 2004 from approximately 7.4% in fiscal 2003.

Interest and Other Income, Net. Interest and other income, net for fiscal 2004 decreased by approximately $2.7 million compared to fiscal 2003. The principal reasons for the decrease are (i) a decrease in the gain recorded as a result of the Company's repurchases of its 1.50% convertible senior debentures due December 2005 (the "Debentures") of approximately $9.9 million; (ii) a decrease in foreign currency gains of approximately $2.2 million; (iii) approximately $0.9 million of transaction costs incurred during fiscal

2004 as a result of the Company's offer to exchange the Existing ZYPS for the New ZYPS; and (vi) other decreases of approximately $1.1 million, net. Such items were offset by (i) increased interest and dividend income of approximately $6.5 million, due primarily to the rise in interest rates; (ii) decreased interest expense of approximately $3.0 million, due primarily to the Company's repurchases of its Debentures and other debt reduction; and (iii) a change in the net gains/losses from the sale and write-down of investments of approximately $1.9 million.

Income Tax Provision. Provision for income taxes for fiscal 2004 increased by approximately $5.0 million, or 61%, compared to fiscal 2003, due primarily to increased pre-tax income accompanied by shifts in the underlying mix of pre-tax income by entity and tax jurisdiction. The Company's effective tax rate was approximately 16% for fiscal 2004 compared to approximately 96% for fiscal 2003. The Company's overall rate of tax is reduced significantly by the existence of net operating loss carryforwards for Federal income tax purposes in the United States, as well as the tax benefits associated with qualified activities of certain of its Israeli subsidiaries, which are entitled to favorable income tax rates under a program of the Israeli Government for "Approved Enterprise" investments in that country.

Minority Interest and Equity in the Earnings (Losses) of Affiliates. Minority interest and equity in the earnings (losses) of affiliates increased by approximately $6.9 million as a result of increased minority interest expense of approximately $5.6 million, primarily attributable to overall increased earnings at majority-owned subsidiaries, and a change in equity in the earnings (losses) of affiliates of approximately $1.3 million.

Net Income (Loss). Net income (loss) increased by approximately $62.7 million in fiscal 2004 compared to fiscal 2003, while as a percentage of sales was approximately 6.0% in fiscal 2004 compared to approximately (0.7)% in fiscal 2003. These changes resulted primarily from the factors described above.

Year Ended January 31, 2004 Compared to Year Ended January 31, 2003

Sales. Sales for fiscal 2003 increased by approximately $30.0 million, or 4%, compared to the fiscal year ended January 31, 2003 ("fiscal 2002"). This increase is primarily attributable to an increase in security and business intelligence recording sales of approximately $35.0 million, primarily as a result of increased security and surveillance sales, and increased service enabling signaling software sales of approximately $9.1 million. These increases were partially offset by a decrease in CNS sales of approximately $13.4 million. The decrease in CNS sales was due primarily to decreased business in Asia Pacific and the Americas, only partially offset by increased business in Europe. On a consolidated basis, service revenues represented approximately 30% and 26% of sales for fiscal 2003 and fiscal 2002, respectively, and sales to international customers represented approximately 66% and 65% of sales for fiscal 2003 and fiscal 2002, respectively.

Cost of Sales. Cost of sales for fiscal 2003 decreased by approximately $10.6 million, or 3%, compared to fiscal 2002. The decrease in cost of sales is primarily attributable to decreased personnel-related and travel costs of approximately $18.1 million and $4.9 million, respectively, primarily the result of workforce reduction and other cost reduction efforts, and net decrease in various other costs of approximately $0.1 million, partially offset by increased royalty expense of approximately $12.5 million, primarily the result of a prior period credit realized upon a settlement with the OCS. Gross margins increased to approximately 57.2% in fiscal 2003 from approximately 54.1% in fiscal 2002.

Research and Development, Net. Net research and development expenses for fiscal 2003 decreased by approximately $16.1 million, or 7%, compared to fiscal 2002. This decrease is primarily attributable to decreased personnel-related costs of approximately $17.2 million, which is primarily the result of workforce reduction and other cost reduction efforts and a reduction of research and development projects.

Selling, General and Administrative. Selling, general and administrative expenses for fiscal 2003 decreased by approximately $26.8 million, or 10%, compared to fiscal 2002, and as a percentage of sales decreased to approximately 33.2% in fiscal 2003 from approximately 38.2% in fiscal 2002. The decrease in the dollar amount of selling, general and administrative expenses is primarily attributable to lower bad debt expense of approximately $42.2 million, partially offset by increased personnel-related costs of approximately $13.6 million, due primarily to an overall increase in sales and marketing staff, increased headcount at Verint and increased sales commissions, and net increase in various other costs of approximately $1.8 million.

Workforce Reduction, Restructuring and Impairment Charges (Credits). During the year ended January 31, 2002, the Company committed to and began implementing a restructuring program to better align its cost structure with the business environment and to improve the efficiency of its operations via reductions in workforce, restructuring of operations and the write-off of impaired assets. In connection with the restructuring, the Company changed its organizational structure and product offerings, resulting in the impairment of certain assets. In connection with these actions, during fiscal 2002 and fiscal 2003, the Company incurred charges (credits) to operations of approximately $66.7 million and $(2.1) million, respectively. The fiscal 2002 charge of approximately $66.7 million is comprised of approximately $26.8 million for severance and other related costs, approximately $19.4 million for the elimination of excess facilities and related leasehold improvements and approximately $20.5 million for the write-off of certain property and equipment, including a reduction in the value of certain unimproved land in Israel, that the Company had acquired with a view to the future construction of facilities for its Israeli operations. The fiscal 2003 net credit of approximately $2.1 million is comprised of a charge of approximately $4.5 million for severance and other related costs, a credit of approximately $8.0 million for the reversal of a previously taken charge for the elimination of excess facilities and related leasehold improvements, primarily as a result of the sublet of a portion of the excess facilities, and a charge of approximately $1.4 million for the write-off of certain property and equipment. The Company expects to pay out approximately $3.1 million for severance and related obligations during the year ended January 31, 2005 and approximately $26.4 million for facilities and related obligations at various dates through January 2011.

Loss from Operations. Loss from operations for fiscal 2003 decreased by approximately $152.4 million, or 83%, compared to fiscal 2002, and as a percentage of sales was approximately (4.0)% in fiscal 2003 compared to approximately (24.8)% in fiscal 2002. These changes resulted primarily from the factors described above.

On a business segment basis, loss from operations for CNS for fiscal 2003 decreased by approximately $138.6 million, or 77%, compared to fiscal 2002, and as a percentage of sales was approximately (7.7)% in fiscal 2003 compared to approximately (33.1)% in fiscal 2002, as a result of the decrease in workforce reduction, restructuring and impairment charges (credits) of approximately $66.2 million and the decrease in other costs and expenses of approximately $85.8 million, primarily the result of workforce reduction and other cost reduction efforts, partially offset by decreased sales of approximately $13.4 million. Income from operations for Verint for fiscal 2003 increased by approximately $7.1 million, or 71%, compared to fiscal 2002, and as a percentage of sales increased to approximately 8.9% in fiscal 2003 from approximately 6.4% in fiscal 2002. Income (loss) from operations for Ulticom for fiscal 2003 increased by approximately $11.2 million compared to fiscal 2002, and as a percentage of sales increased to approximately 7.4% in fiscal 2003 from approximately (28.6)% in fiscal 2002.

Interest and Other Income (Expense), Net. Interest and other income (expense), net for fiscal 2003 decreased by approximately $19.9 million compared to fiscal 2002. The principal reasons for the decrease are (i) a decrease in the gain recorded as a result of the Company's repurchases of its 1.50% convertible senior debentures due December 2005 (the "Debentures") of approximately $29.2 million; (ii) a decrease in foreign currency gains of approximately $22.8 million; (iii) decreased interest and dividend income of approximately $12.7 million due primarily to the decline in interest rates partially offset by an increase in invested assets; and (iv) other decrease of approximately $0.2 million, net. Such items were offset by (i) a decrease in net losses from the sale and write-down of investments of approximately $40.4 million; and (ii) decreased interest expense of approximately $4.6 million due primarily to the Company's repurchases of its Debentures and other debt reduction.

Income Tax Provision. Provision for income taxes increased from fiscal 2002 to fiscal 2003 by approximately $4.9 million, or 149%, due primarily to shifts in the underlying mix of pre-tax income by entity and tax jurisdiction. The Company's overall rate of tax is reduced significantly by the existence of net operating loss carryforwards for Federal income tax purposes in the United States, as well as the tax benefits associated with qualified activities of certain of its Israeli subsidiaries, which are entitled to favorable income tax rates under a program of the Israeli Government for "Approved Enterprise" investments in that country.

Minority Interest and Equity in the Earnings (Losses) of Affiliates. Minority interest and equity in the earnings (losses) of affiliates increased by approximately $3.4 million as a result of increased minority interest expense of approximately $5.7 million, primarily attributable to overall increased earnings at majority-owned subsidiaries, partially offset by a change in equity in the earnings (losses) of affiliates of approximately $2.3 million.

Net Loss. Net loss decreased by approximately $124.1 million in fiscal 2003 compared to fiscal 2002, while as a percentage of sales was approximately (0.7)% in fiscal 2003 compared to approximately (17.6)% in fiscal 2002. These changes resulted primarily from the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at January 31, 2005 and 2004 was approximately $2,139.8 million and $2,141.3 million, respectively. At January 31, 2005 and 2004, the Company had total cash and cash equivalents, bank time deposits and short-term investments of approximately $2,249.6 million and $2,198.5 million, respectively.

Operations for fiscal 2004, fiscal 2003 and fiscal 2002, after adjustment for non-cash items, provided (used) cash of approximately $150.6 million, $80.3 million and $(34.1) million, respectively. During such years, other changes in operating assets and liabilities provided (used) cash of approximately $(33.6) million, $48.3 million and $130.9 million, respectively. This resulted in net cash provided by operating activities of approximately $117.0 million, $128.6 million and $96.8 million during fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

Investing activities for fiscal 2004, fiscal 2003 and fiscal 2002 used cash of approximately $(57.9) million, $(500.8) million and $(436.6) million, respectively. These amounts include (i) net maturities and sales (purchases) of bank time deposits and investments of approximately $38.1 million, $(451.8) million and $(358.0) million, respectively; (ii) purchases of property and equipment of approximately $(46.2) million, $(35.4) million and $(34.1) million, respectively; (iii) capitalization of software development costs of approximately $(4.2) million, $(7.8) million and $(13.4) million, respectively; and (iv) net assets acquired as a result of acquisitions of approximately $(45.6) million, $(5.9) million and $(31.1) million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

Financing activities for fiscal 2004, fiscal 2003 and fiscal 2002 provided (used) cash of approximately $39.1 million, $310.2 million and $(91.8) million, respectively. These amounts include (i) net proceeds from the issuance of the Company's Existing ZYPS of approximately $412.8 million during fiscal 2003; (ii) the partial repurchase of the Company's Debentures of approximately $(36.9) million, $(253.3) million and $(169.8) million, respectively; (iii) proceeds from the issuance of common stock in connection with the exercise of stock options and employee stock purchase plan of approximately $45.5 million, $61.3 million and $12.4 million, respectively; (iv) net proceeds from the issuance of common stock of subsidiaries in connection with stock sales and the exercise of stock options and employee stock purchase plans of approximately $32.2 million, $129.0 million and $68.7 million, respectively; (v) repayment of bank loan of $(42.0) million in fiscal 2003; and (vi) other, net of approximately $(1.7) million, $2.4 million and $(3.1) million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

In May 2003, the Company issued $420,000,000 aggregate principal amount of its Existing ZYPS for net proceeds of approximately $412.8 million. On January 26, 2005, the Company completed an offer to the holders of the outstanding Existing ZYPS to exchange the Existing ZYPS for New ZYPS. Of the $420,000,000 worth of Existing ZYPS outstanding prior to the exchange offer, approximately $417,700,000 aggregate principal amount representing approximately 99.5% of the original issue of Existing ZYPS were validly tendered in exchange for an equal principal amount of New ZYPS. In connection with this offer, the Company incurred transaction costs, consisting primarily of professional fees, amounting to approximately $903,000 included in 'Interest and other income, net' in the Consolidated Statements of Operations.

Both the Existing ZYPS and the New ZYPS have a conversion price of $17.97 per share. The ability of the holders to convert either the Existing ZYPS or New ZYPS into common stock is subject to certain conditions including: (i) during any fiscal quarter, if the closing price per share for a period of at least twenty days in the thirty consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price per share in effect on that thirtieth day; (ii) on or before May 15, 2018, if during the five business-day period following any ten consecutive trading-day period in which the daily average trading price for the Existing ZYPS or New ZYPS for that ten trading-day period was less than 105% of the average conversion value for the Existing ZYPS or New ZYPS during that period; (iii) during any period, if following the date on which the credit rating assigned to the Existing ZYPS or New ZYPS by Standard & Poor's Rating Services is lower than "B-" or upon the withdrawal or suspension of the Existing ZYPS or New ZYPS rating at the Company's request; (iv) if the Company calls the Existing ZYPS or New ZYPS for redemption; or (v) upon other specified corporate transactions. Both the Existing ZYPS and the New ZYPS mature on May 15, 2023. In addition, the Company has the right to redeem the Existing ZYPS for cash at any time on or after May 15, 2008, at their principal amount. The holders have a series of put options, pursuant to which they may require the Company to repurchase, at par, all or a portion of the Existing ZYPS on each of May 15 of 2008, 2013, and 2018 and upon the occurrence of certain events. The Existing ZYPS holders may require the Company to repurchase the Existing ZYPS at par in the event that the common stock ceases to be publicly traded and, in certain instances, upon a change in control of the Company.

The New ZYPS have substantially similar terms as the Existing ZYPS, except that the New ZYPS (i) have a net share settlement feature, (ii) allow the Company to redeem some or all of the New ZYPS at any time on or after May 15, 2009 (rather than May 15, 2008 as provided for in the Existing ZYPS) and (iii) allow the holders of the New ZYPS to require the Company to repurchase their New ZYPS for cash on each of May 15, 2008, 2009, 2013 and 2018. The net share settlement feature of the New ZYPS provides that, upon conversion, the Company would pay to the holder cash equal to the lesser of the conversion value and the principal amount of the New ZYPS being converted, which is currently $417,700,000, and would issue to the holder the remainder of the conversion value in excess of the principal amount, if any, in shares of the Company's common stock (the "New Conversion Method").

The offer followed the September 30, 2004 conclusion by the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8") requiring contingently convertible debt to be included in diluted earnings per share computations (if dilutive) as if the notes were converted into common shares at the time of issuance (the "if converted" method) regardless of whether market price triggers or other contingent features have been met. EITF 04-8 was effective for reporting periods ending after December 15, 2004. Because these recent accounting changes would have required the Company to include the shares of common stock underlying the Existing ZYPS in its diluted earnings per share computations, pursuant to the exchange offer, the Company offered to the Existing ZYPS holders, New ZYPS convertible under the New Conversion Method.

Under EITF 04-8, the Company is not required to include any shares issuable upon conversion of the New ZYPS issued in the exchange offer in its diluted shares outstanding unless the market price of the Company's common stock exceeds the conversion price, and would then only have to include that number of shares as would then be issuable based upon the in-the-money value of the conversion rights under the New ZYPS. Therefore, the New ZYPS are dilutive in calculating diluted earnings per share if the Company's common stock is trading above $17.97 to the extent of the number of shares the Company would be required to issue to satisfy a conversion right of the New ZYPS over and above $417,700,000. For the year ended January 31, 2005, this resulted in approximately 1,610,000 of additional share dilution in calculating diluted earnings per share. The Existing ZYPS are immediately dilutive in calculating diluted earnings per share to the extent of the full number of shares underlying the Existing ZYPS, which as of January 31, 2005 is 128,516 shares. These shares are deemed to be outstanding for the purpose of calculating diluted earnings per share, whether or not the Existing ZYPS may be converted pursuant to their terms, and therefore decreases the Company's diluted earnings per share. The adoption of EITF 04-8 did not have an effect on reported diluted earnings (loss) per share for any periods presented.

During the fourth quarter of fiscal 2004, the closing price per share on at least 20 trading days in the 30 consecutive trading-day period ending on January 31, 2005 was more than 120% of the conversion price per share for both the Existing ZYPS and New ZYPS. As such, a conversion privilege for both the Existing ZYPS and the New ZYPS was triggered and both the Existing ZYPS and New ZYPS were convertible into cash and/or the Company's common stock at the option of the holders for the first fiscal quarter of 2005.

During fiscal 2004, 2003 and 2002 the Company acquired, in open market purchases, approximately $37.5 million, $266.1 million and $209.2 million of face amount of the Debentures, respectively, for approximately $36.9 million, $253.3 million and $169.8 million in cash, respectively, resulting in pre-tax gains, net of debt issuance costs, of approximately $0.3 million, $10.2 million and $39.4 million, respectively, included in 'Interest and other income, net' in the Consolidated Statements of Operations. As of January 31, 2005, the Company had outstanding Debentures of approximately $87.3 million, included in the current liabilities section of the Consolidated Balance Sheets.

In January 2002, Verint took a bank loan in the amount of $42.0 million. The loan, which matured in February 2003, bore interest at LIBOR plus 0.55% and was guaranteed by CTI. During February 2003, Verint repaid the bank loan.

In May 2002, Verint issued 4,500,000 shares of its common stock in an initial public offering. Proceeds from the offering, based on the offering price of $16.00 per share, totaled approximately $65.4

million, net of offering expenses. The Company recorded a gain of approximately $48.1 million during the year ended January 31, 2003, which was recorded as an increase in stockholders' equity as a result of the issuance.

In June 2003, Verint completed a public offering of 5,750,000 shares of its common stock at a price of $23.00 per share. The shares offered included 149,731 shares issued to Smartsight Networks Inc.'s ("Smartsight") former shareholders in connection with its acquisition. The proceeds of the offering were approximately $122.2 million, net of offering expenses. The Company recorded a gain of approximately $62.9 million, which was recorded as an increase in stockholders' equity as a result of the issuance. As of January 31, 2005, the Company's ownership interest in Verint was approximately 58.9%.

In February 2004, Starhome B.V. ("Starhome"), a subsidiary of CTI, received equity financing from an unaffiliated investor group of approximately $14.5 million, net of expenses. The Company recorded a gain of approximately $11.8 million, which was recorded as an increase in stockholders' equity as a result of the issuance. Upon the completion of this transaction, the Company's ownership interest in Starhome was approximately 69.5%; this interest was unchanged as of January 31, 2005. In addition, during the year ended January 31, 2005, Starhome received a commitment for an additional $5.0 million in equity financing from the unaffiliated investor group, which funds are currently being held in escrow.

In September 2004, Verint, through a subsidiary, acquired all of the outstanding stock of RP Sicherheitssysteme GmbH ("RP Security"), a company in the business of developing and selling mobile digital video security solutions for transportation applications. The purchase price consisted of approximately $9.0 million in cash and 90,144 shares of Verint's common stock. In addition, the shareholders of RP Security will be entitled to receive earn-out payments over three years based on Verint's worldwide sales, profitability and backlog of mobile video products in the transportation market during that period. Shares issued as part of the purchase price were accounted for with a value of approximately $3.0 million, or $33.03 per share. In connection with this acquisition, Verint incurred transaction costs, consisting primarily of professional fees, amounting to approximately $0.5 million.

In March 2004, Verint acquired certain assets and assumed certain liabilities of the government surveillance business of ECtel Ltd. ("ECtel"), which provided Verint with additional communications interception capabilities for the mass collection and analysis of voice and data communications. The purchase price was approximately $35.0 million in cash. Verint incurred transaction costs, consisting primarily of professional fees, amounting to approximately $1.1 million in connection with this acquisition.

In May 2003, Verint acquired all of the issued and outstanding shares of Smartsight, a Canadian corporation that develops IP-based video edge devices and software for wireless video transmission. The purchase price consisted of approximately $7.1 million in cash and 149,731 shares of Verint common stock, valued at approximately $3.1 million, or $20.46 per share.

In February 2002, Verint acquired the digital video recording business of Lanex, LLC ("Lanex"). The Lanex business provides digital video recording solutions for security and surveillance applications primarily to North American banks. The purchase price consisted of approximately $9.5 million in cash and a $2.2 million non-interest bearing note, guaranteed by CTI, and convertible in whole or in part, into shares of Verint's common stock at a conversion price of $16.06 per share. The note matured and was converted into shares of Verint common stock on February 1, 2004.

In June 2002, the Company acquired Odigo, Inc. ("Odigo"), a privately-held provider of instant messaging and presence management solutions to service providers. The purchase price was approximately

$20.1 million in cash. Prior to the acquisition, the Company was a strategic partner with Odigo, holding an equity position which it previously acquired for approximately $3 million.

The ability of CTI's Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that dividends may be paid by an Israeli corporation only out of its earnings as defined in accordance with the Israeli Companies Law of 1999, provided that there is no reasonable concern that such payment will cause such subsidiary to fail to meet its current and expected liabilities as they come due. In the event of a devaluation of the Israeli currency against the dollar, the amount in dollars available for payment of cash dividends out of prior years' earnings will decrease accordingly. Cash dividends paid by an Israeli corporation to United States resident corporate parents are subject to the Convention for the Avoidance of Double Taxation between Israel and the United States. Under the terms of the Convention, such dividends are subject to taxation by both Israel and the United States and, in the case of Israel, such dividends out of income derived in respect of a period for which an Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise are generally subject to withholding of Israeli income tax at source at a rate of 15%. The Israeli company is also subject to additional Israeli taxes in respect of such dividends, generally equal to the tax benefits previously granted in respect of the underlying income by virtue of the Approved Enterprise status.

The Company's liquidity and capital resources have not been, and are currently not anticipated to be, materially affected by restrictions pertaining to the ability of its foreign subsidiaries to pay dividends or by withholding taxes associated with any such dividend payments.

The Company regularly examines opportunities for strategic acquisitions of other companies or lines of business and anticipates that it may from time to time issue additional debt and/or equity securities either as direct consideration for such acquisitions or to raise additional funds to be used (in whole or in part) in payment for acquired securities or assets. The issuance of such securities could be expected to have a dilutive impact on the Company's shareholders, and there can be no assurance as to whether or when any acquired business would contribute positive operating results commensurate with the associated investment.

The Company believes that its existing working capital, together with funds generated from operations, will be sufficient to provide for its planned operations for the foreseeable future, on both a consolidated and individual business segment basis.

CERTAIN TRENDS AND UNCERTAINTIES

The Company derives the majority of its revenue from the telecommunications industry, which has experienced a challenging capital spending environment. Although the capital spending environment has improved recently and the Company's revenues have increased in recent quarters, the Company has experienced significant revenue declines from historical peak revenue levels, and if capital spending and technology purchasing by telecommunications service providers ("TSP") does not continue to improve or declines, revenue may stagnate or decrease, and the Company's operating results may be adversely affected. Although the Company currently has good near term visibility, for these reasons and the risk factors outlined below, it has been and continues to be very difficult for the Company to accurately forecast future revenues and operating results.

The Company's business is particularly dependent on the strength of the telecommunications industry. The telecommunications industry, including the Company, have been negatively affected by, among other factors, the high costs and large debt positions incurred by some TSPs to expand capacity and enable the provision of future services (and the corresponding risks associated with the development, marketing and adoption of these services as discussed below), including the cost of acquisitions of licenses to provide broadband services and reductions in TSPs' actual and projected revenues and deterioration in their actual and projected operating results. Accordingly, TSPs, including the Company's customers, have significantly reduced their actual and planned expenditures to expand or replace equipment and delayed and reduced the deployment of services. A number of TSPs, including certain customers of the Company, also have indicated the existence of conditions of excess capacity in certain markets.

Certain TSPs also have delayed the planned introduction of new services, such as broadband mobile telephone services, that would be supported by certain of the Company's products. Certain of the Company's customers also have implemented changes in procurement practices and procedures, including limitations on purchases in anticipation of estimated future capacity requirements, and in the management and use of their networks, that have reduced the Company's sales, which also has made it very difficult for the Company to project future sales. The continuation and/or exacerbation of these negative trends will have an adverse effect on the Company's future results.

Recently, there have been announcements of several mergers in the telecommunications industry. To the extent that the Company's customer base consolidates, the Company may have an increased dependence on a smaller number of customers who may be able to exert increased pressure on the Company's prices and contractual terms in general. Consolidation also may result in the loss of both existing and potential customers of the Company.

The Company has experienced declines in revenue from some of its traditional products sold to TSPs compared with prior years. The Company is executing a strategy to capitalize on growth opportunities in new and emerging products to offset such declines. While certain of these new products have met with initial success, it is unclear whether they will be widely adopted by the Company's customers and TSPs in general. Increases in revenue from these new products also may not exceed declines the Company may experience in revenue from the sale of its traditional products. If revenue from sales of its traditional products declines faster than revenue from new products increases, the Company's revenue and operating results will be adversely affected.

In addition to loss of revenue, weakness in the telecommunications industry has affected and will continue to affect the Company's business by increasing the risks of credit or business failures of suppliers, customers or distributors, by customer requirements for vendor financing and longer payment terms, by delays and defaults in customer or distributor payments, and by price reductions instituted by competitors to retain or acquire market share.

The Company's current plan of operations is predicated, in part, on a recovery in capital expenditures by its customers. In the absence of such improvement, the Company would experience deterioration in its operating results, and may determine to modify its plan for future operations accordingly, which may include, among other things, reductions in its workforce.

The Company intends to continue to make significant investments in its business, and to examine opportunities for growth. These activities may involve significant expenditures and obligations that cannot readily be curtailed or reduced if anticipated demand for the associated products does not materialize or is delayed. The impact of these decisions on future financial results cannot be predicted with assurance, and the Company's commitment to growth may increase its vulnerability to downturns in its markets, technology changes and shifts in competitive conditions.

The Company examines opportunities for growth through merger and acquisitions. If the Company does make acquisitions, it may not discover all potential risks and liabilities of the newly acquired business through the due diligence process, will inherit the acquired companies' past financial statements with their associated risks and may enter an industry in which it has limited or no experience. Also, the Company may not be able to successfully incorporate the personnel, operations and customers of these companies into the Company's business. In addition, the Company may fail to achieve the anticipated synergies from the combined businesses, including marketing, product integration, distribution, product development and other synergies. The integration process may further strain the Company's existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the Company's core business objectives. In addition, an acquisition or merger may require the Company to utilize cash reserves, incur debt or issue equity securities, which may result in a dilution of existing stockholders, and the Company may be negatively impacted by the assumption of liabilities of the merged or acquired company. Due to rapidly changing market conditions, the Company may find the value of its acquired technologies and related intangible assets, such as goodwill as recorded in the Company's financial statements, to be impaired, resulting in charges to operations. The Company may also fail to retain the acquired or merged companies' key employees and customers. The Company also may not be able to identify future suitable merger or acquisition candidates, and even if the Company does identify suitable candidates, it may not be able to make these transactions on commercially acceptable terms, or at all.

The Company has made, and in the future, may continue to make strategic investments in other companies. These investments have been made in, and future investments will likely be made in, immature businesses with unproven track records and technologies. Such investments have a high degree of risk, with the possibility that the Company may lose the total amount of its investments. The Company may not be able to identify suitable investment candidates, and, even if it does, the Company may not be able to make those investments on acceptable terms, or at all. In addition, even if the Company makes investments, it may not gain strategic benefits from those investments.

Currently, the Company accounts for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations, which provide that any compensation expense relative to employee stock options be measured based on intrinsic value of the stock options. As a result, when options are priced at or above fair market value of the underlying stock on the date of the grant, as currently is the Company's practice, the Company incurs no compensation expense. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which revises SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for reporting periods beginning after June 15, 2005, which for the Company is August 1, 2005 (the "Effective Date"). Beginning on the Effective Date, the Company must (i) expense all options granted after the Effective Date over the applicable vesting period, and (ii) expense the non-vested portions of existing option grants going forward over their remaining vesting period. Compensation expense for the non-vested portions of existing option grants as of the Effective Date will be recorded based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. Under SFAS No. 123(R), the Company is required to adopt a fair value-based method for measuring the compensation expense related to employee stock and stock options awards; this will lead to substantial additional compensation expense. Any such expense, although it would not affect the Company's cash flows, will have a material negative impact on the Company's future reported results of operations beginning on the Effective Date. The Company currently anticipates such expense may be up to $12 million per quarter for each of the quarters ending October 31, 2005 and January 31, 2006.

In May 2003, the Company issued $420,000,000 aggregate principal amount of Zero Yield Puttable Securities ("ZYPS") (the "Existing ZYPS"). On January 26, 2005, the Company completed an offer to the holders of the outstanding Existing ZYPS to exchange the Existing ZYPS for new ZYPS (the "New ZYPS"). Of the $420,000,000 worth of Existing ZYPS outstanding prior to the exchange offer, approximately $417,700,000 aggregate principal amount representing approximately 99.5% of the original issue of Existing ZYPS were validly tendered in exchange for an equal principal amount of New ZYPS.

Both the Existing ZYPS and the New ZYPS have a conversion price of $17.97 per share. The ability of the holders to convert either the Existing ZYPS or New ZYPS into common stock is subject to certain conditions including: (i) during any fiscal quarter, if the closing price per share for a period of at least twenty days in the thirty consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price per share in effect on that thirtieth day; (ii) on or before May 15, 2018, if during the five business-day period following any ten consecutive trading-day period in which the daily average trading price for the Existing ZYPS or New ZYPS for that ten trading-day period was less than 105% of the average conversion value for the Existing ZYPS or New ZYPS during that period; (iii) during any period, if following the date on which the credit rating assigned to the Existing ZYPS or New ZYPS by Standard & Poor's Rating Services is lower than "B-" or upon the withdrawal or suspension of the Existing ZYPS or New ZYPS rating at the Company's request; (iv) if the Company calls the Existing ZYPS or New ZYPS for redemption; or (v) upon other specified corporate transactions. Both the Existing ZYPS and the New ZYPS mature on May 15, 2023.

In addition, the Company has the right to redeem the Existing ZYPS for cash at any time on or after May 15, 2008, at their principal amount. The holders have a series of put options, pursuant to which they may require the Company to repurchase, at par, all or a portion of the Existing ZYPS on each of May 15 of 2008, 2013, and 2018 and upon the occurrence of certain events. The Existing ZYPS holders may require the Company to repurchase the Existing ZYPS at par in the event that the common stock ceases to be publicly traded and, in certain instances, upon a change in control of the Company. The Company cannot ensure, however, that sufficient funds will be available at the time of payment required on the Existing ZYPS or that the Company will be able to arrange financing to make any such required cash payments.

The New ZYPS have substantially similar terms as the Existing ZYPS, except that the New ZYPS (i) have a net share settlement feature, (ii) allow the Company to redeem some or all of the New ZYPS at any time on or after May 15, 2009 (rather than May 15, 2008 as provided for in the Existing ZYPS) and (iii) allow the holders of the New ZYPS to require the Company to repurchase their New ZYPS for cash on each of May 15, 2008, 2009, 2013 and 2018. The Company cannot ensure, however, that sufficient funds will be available at the time of payment required on the New ZYPS or that the Company will be able to arrange financing to make any such required cash payments.

The net share settlement feature of the New ZYPS provides that, upon conversion, the Company would pay to the holder cash equal to the lesser of the conversion value and the principal amount of the New ZYPS being converted, which is currently $417,700,000, and would issue to the holder the remainder of the conversion value in excess of the principal amount, if any, in shares of the Company's common stock (the "New Conversion Method"). The offer followed the September 30, 2004 conclusion by the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board's ("FASB") on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8") requiring contingently convertible debt to be included in diluted earnings per share computations (if dilutive) as if the notes were converted into common shares at the time of issuance (the "if converted" method) regardless of whether market price triggers or other contingent features have been met. EITF 04-8 was effective for reporting periods ending after December 15, 2004. Because these recent accounting changes would have required the Company to include the shares of common stock underlying the Existing ZYPS in its diluted earnings per share computations, pursuant to the exchange offer, the Company offered to the Existing ZYPS holders, New ZYPS convertible under the New Conversion Method.

Under EITF 04-8, the Company is not required to include any shares issuable upon conversion of the New ZYPS issued in the exchange offer in its diluted shares outstanding unless the market price of the Company's common stock exceeds the conversion price, and would then only have to include that number of shares as would then be issuable based upon the in-the-money value of the conversion rights under the New ZYPS. Therefore, the New ZYPS are dilutive in calculating diluted earnings per share if the Company's common stock is trading above $17.97 to the extent of the number of shares the Company would be required to issue to satisfy a conversion right of the New ZYPS over and above $417,700,000. For the year ended January 31, 2005 this resulted in approximately 1,610,000 of additional share dilution in calculating diluted earnings per share. The Existing ZYPS are immediately dilutive in calculating diluted earnings per share to the extent of the full number of shares underlying the Existing ZYPS, which as of January 31, 2005 is 128,516 shares. These shares are deemed to be outstanding for the purpose of calculating diluted earnings per share, whether or not the Existing ZYPS may be converted pursuant to their terms, and therefore decreases the Company's diluted earnings per share. The adoption of EITF 04-8 did not have an effect on reported diluted earnings (loss) per share for any periods presented.

During the fourth quarter of fiscal year 2004, the closing price per share on at least 20 trading days in the 30 consecutive trading-day period ending on January 31, 2005 was more than 120% of the conversion price per share for both the Existing ZYPS and New ZYPS. As such, a conversion privilege for both the Existing ZYPS and the New ZYPS was triggered and both the Existing ZYPS and New ZYPS were convertible into cash and/or the Company's common stock at the option of the holders for the first fiscal quarter of 2005.

The Company's products involve sophisticated hardware and software technology that performs critical functions to highly demanding standards. If the Company's current or future products develop operational problems, the Company may incur fees and penalties in connection with such problems, which could have a material adverse effect on the Company. The Company offers complex products that may contain undetected defects or errors, particularly when first introduced or as new versions are released. The Company may not discover such defects or errors until after a product has been released and used by the customer. Significant costs may be incurred to correct undetected defects or errors in the Company's products and these defects or errors could result in future lost sales. Defects or errors in the Company's products also may result in product liability claims, which could cause adverse publicity and impair their market acceptance.

The telecommunications industry is subject to rapid technological change. The introduction of new technologies in the telecommunications market, including the delay in the adoption of such new technologies, and new alternatives for the delivery of services are having, and can be expected to continue to have, a profound effect on competitive conditions in the market and the success of market participants, including the Company. In addition, some of the Company's products, such as call answering, have experienced declines in usage resulting from, among other factors, the introduction of new technologies and the adoption and increased use of existing technologies, which may include enhanced areas of coverage for mobile telephones and Caller ID type services. The Company's continued success will depend on its ability to correctly anticipate technological trends in its industries, to react quickly and effectively to such trends and to enhance its existing products and to introduce new products on a timely and cost-effective basis. As a result, the life cycle of the Company's products is difficult to estimate. The Company's new product offerings may not enter the market in a timely manner for their acceptance. New product offerings may not properly integrate into existing platforms and the failure of these offerings to be accepted by the market could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company's sales and operating results may be adversely affected in the event customers delay purchases of existing products as they await the Company's new product offerings. Changing industry and market conditions may dictate strategic decisions to restructure some business units and discontinue others. Discontinuing a business unit or product line may result in the Company recording accrued liabilities for special charges, such as costs associated with a reduction in workforce. These strategic decisions could result in changes to determinations regarding a product's useful life and the recoverability of the carrying basis of certain assets.

The Company has made and continues to make significant investments in the areas of sales and marketing, and research and development. The Company's research and development activities, which may be delayed and behind schedule, include ongoing significant investment in the development of additional features and functionality for its existing and new product offerings. The success of these initiatives will be dependent upon, among other things, the emergence of a market for these types of products and their acceptance by existing and new customers. The Company's business may be adversely affected by its failure to correctly anticipate the emergence of a market demand for certain products or services, and changes in the evolution of market opportunities. If a sufficient market does not emerge for new or enhanced product offerings developed by the Company, if the Company is late in introducing new product offerings, or if the Company is not successful in marketing such products, the Company's continued growth could be adversely affected and its investment in those products may be lost.

The Company relies on a limited number of suppliers and manufacturers for specific components and may not be able to find alternate manufacturers that meet its requirements. Existing or alternative sources may not be available on favorable terms and conditions. Thus, if there is a shortage of supply for these components, the Company may experience an interruption in its product supply. In addition, loss of third-party software licensing could materially and adversely affect the Company's business, financial condition and results of operations.

The telecommunications industry continues to undergo significant change as a result of deregulation and privatization worldwide, reducing restrictions on competition in the industry. The worldwide enhanced services industry is already highly competitive and the Company expects competition to intensify. The Company believes that existing competitors will continue to present substantial competition, and that other companies, many with considerably greater financial, marketing and sales resources than the Company, may enter the enhanced services markets. Moreover, as the Company enters into new markets as a result of its own research and development efforts or acquisitions, it is likely to encounter new competitors.

The Company's competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Some of the Company's competitors have, in relation to it, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. New competitors continue to emerge and there continues to be consolidation among existing competitors, which may reduce the Company's market share. In addition, some of the Company's customers may in the future decide to develop internally their own solutions instead of purchasing them from the Company. Increased competition could force the Company to lower its prices or take other actions to differentiate its products.

The Company's recent growth has strained its managerial and operational resources. The Company's continued growth may further strain its resources, which could hurt its business and results of operations. There can be no assurance that the Company's managers will be able to manage growth effectively. To manage future growth, the Company's management must continue to improve the Company's operational and financial systems, procedures and controls and expand, train, retain and manage its employee base. If the Company's systems, procedures and controls are inadequate to support its operations, the Company's expansion could slow or come to a halt, and it could lose its opportunity to gain significant market share. Any inability to manage growth effectively could materially harm the Company's business, results of operations and financial condition.

The Company's business is subject to evolving corporate governance and public disclosure regulations that have increased both costs and the risk of noncompliance, which could have an adverse effect on the Company's stock price. Because the Company's common stock is publicly traded on the Nasdaq stock market, the Company is subject to rules and regulations promulgated by a number of governmental and self-regulated organizations, including the SEC, Nasdaq and the Public Company Accounting Oversight Board, which monitors the accounting practices of public companies. Many of these regulations have only recently been enacted, and continue to evolve, making compliance more difficult and uncertain. In addition, the Company's efforts to comply with these new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, Section 404 of Sarbanes-Oxley Act of 2002 and related regulations require the Company to include a management assessment of its internal controls over financial reporting and auditor attestation of that assessment in its annual report for the Company's fiscal year ending January 31, 2005. While the Company is able to assert, in the management certifications filed with this Annual Report on Form 10-K, that the Company's internal control over financial reporting is effective as of January 31, 2005 and that no material weaknesses have been identified, the Company must continue to monitor and assess the internal control over financial reporting. The Company cannot provide any assurances that material weaknesses will not be discovered in the future. If, in the future, the Company's management identifies one or more material weaknesses in the internal control over financial reporting that remain unremediated, the Company will be unable to assert such internal control over financial reporting is effective. If the Company is unable to assert that the internal control over financial reporting is effective for any given reporting period (or if the Company's auditors are unable to attest that the management's report is fairly stated or are unable to express an opinion on the effectiveness of the internal controls), the Company could lose investor confidence in the accuracy and completeness of the Company's financial reports, which would have an adverse effect on the Company's stock price. The effort regarding Section 404 has required, and continues to require, the commitment of significant financial and managerial resources.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules or new interpretations of existing accounting principles could have a significant adverse effect on the Company's results of operations and may affect the Company's reported financial results.

The market for Verint's digital security and business intelligence products in the past has been affected by weakness in general economic conditions, delays or reductions in customers' information technology spending and uncertainties relating to government expenditure programs. Verint's business generated from government contracts may be materially and adversely affected if: (i) Verint's reputation or relationship with government agencies is impaired, (ii) Verint is suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency, (iii) levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where Verint does not provide products and services, (iv) Verint is prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of laws or regulations, including those related to procurement, (v) Verint is not granted security clearances required to sell products to domestic or foreign governments or such security clearances are revoked, (vi) there is a change in government procurement procedures or (vii) there is a change in political climate that adversely affects Verint's existing or prospective relationships. Competitive conditions in this sector also have been affected by the increasing use by certain potential customers of their own internal development resources rather than outside vendors to provide certain technical solutions. In addition, Verint's markets include an increasing number of competitors, including companies that are significantly larger and have more resources than Verint. In addition, a number of established government contractors, particularly developers and integrators of technology products, have taken steps to redirect their marketing strategies and product plans in reaction to cut-backs in their traditional areas of focus, resulting in an increase in the number of competitors and the range of products offered in response to particular requests for proposals.

The market for actionable intelligence solutions, such as Verint's security and business intelligence products is still emerging. Verint's growth is dependent on, among other things, the size and pace at which the markets for its products develop. If the markets for its products decrease, remain constant or grow slower than Verint anticipates, Verint will not be able to maintain its growth. Continued growth in the demand for Verint's products is uncertain as, among other reasons, its existing customers and potential customers may: (i) not achieve a return on their investment in its products; (ii) experience technical difficulty in utilizing its products; or (iii) use alternative solutions to achieve their security, intelligence or business objectives. In addition, as Verint's business intelligence products are sold primarily to contact centers, slower than anticipated growth or a contraction in the number of contact centers will have a material adverse effect on Verint's ability to maintain its growth.

The global market for analytical solutions for security and business applications is intensely competitive, both in the number and breadth of competing companies and products and the manner in which products are sold. For example, Verint often competes for customer contracts through a competitive bidding process that subjects it to risks associated with: (i) the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns; and (ii) the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to Verint.

A subsidiary of Verint, Verint Technology Inc. ("Verint Technology"), which markets, sells and supports its communications interception solutions to various U.S. government agencies, is required by the National Industrial Security Program to maintain facility security clearances and to be insulated from foreign ownership, control or influence. The Company, Verint, Verint Technology and the Department of Defense entered into a proxy agreement, under which Verint, among other requirements, appointed three U.S. citizens holding the requisite security clearances to exercise all prerogatives of ownership of Verint Technology (including, without limitation, oversight of Verint Technology's security arrangements) as holders of proxies to vote Verint Technology stock. The proxy agreement may be terminated and Verint Technology's facility security clearances may be revoked in the event of a breach of the proxy agreement, or if it is determined by the Department of Defense that termination is in the national interest. If Verint Technology's facility security clearance is revoked, sales to U.S. government agencies will be adversely affected and may adversely affect sales to other international government agencies. In addition, concerns about the security of Verint, its personnel or its products may have a material adverse affect on Verint's business, financial condition and results of operations, including a negative impact on sales to U.S. and international government agencies.

Many of Verint's government contracts contain provisions that give the governments party to those contracts rights and remedies not typically found in private commercial contracts, including provisions enabling the governments to: (i) terminate or cancel existing contracts for convenience; (ii) in the case of the U.S. government, suspend Verint from doing business with a foreign government or prevent Verint from selling its products in certain countries; (iii) audit and object to Verint's contract-related costs and expenses, including allocated indirect costs; and (iv) change specific terms and conditions in Verint's contracts, including changes that would reduce the value of its contracts. In addition, many jurisdictions have laws and regulations that deem government contracts in those jurisdictions to include these types of provisions, even if the contract itself does not contain them. If a government terminates a contract with Verint for convenience, Verint may not recover its incurred or committed costs, and expenses or profit on work completed prior to the termination. If a government terminates a contract for default, Verint may not recover those amounts, and, in addition, it may be liable for any costs incurred by a government in procuring undelivered items and services from another source. Further, an agency within a government may share information regarding Verint's termination with other government agencies. As a result, Verint's on-going or prospective relationships with such other government agencies could be impaired.

Verint must comply with domestic and foreign laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how Verint does business with government agencies in various countries and may impose added costs on its business. For example, in the United States, Verint is subject to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of federal government contracts, and to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. Verint is subject to similar regulations in foreign countries as well.

If a government review or investigation uncovers improper or illegal activities, Verint may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with government agencies, which could materially and adversely affect its business, financial condition and results of operations. In addition, a government may reform its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair Verint's ability to obtain new contracts.

Verint's products are often used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities. Verint may come into contact with such information or data when it performs support or maintenance functions for its customers. While Verint has internal policies, procedures and training for employees in connection with performing these functions, even the perception that such potential contact may pose a security risk or that any of Verint's employees has improperly handled sensitive or confidential information and data of a customer could harm its reputation and could inhibit market acceptance of its products.

As the communications industry continues to evolve, governments may increasingly regulate products that monitor and record voice, video and data transmissions over public communications networks, such as the solutions that Verint offers. For example, products which Verint sells in the United States to law enforcement agencies and which interface with a variety of wireline, wireless and Internet protocol networks, must comply with the technical standards established by the Federal Communications Commission pursuant to the Communications Assistance for Law Enforcement Act and products that it sells in Europe must comply with the technical standards established by the European Telecommunications Standard Institute. The adoption of new laws governing the use of Verint's products or changes made to existing laws could cause a decline in the use of its products and could result in increased expenses for Verint, particularly if it is required to modify or redesign its products to accommodate these new or changing laws.

The Company has historically derived a significant portion of its sales and operating profit from contracts for large system installations with major customers. The Company continues to emphasize large capacity systems in its product development and marketing strategies. Contracts for large installations typically involve a lengthy and complex bidding and selection process, and the ability of the Company to obtain particular contracts is inherently difficult to predict. The timing and scope of these opportunities and the pricing and margins associated with any eventual contract award are difficult to forecast, and may vary substantially from transaction to transaction. The Company's future operating results may accordingly exhibit a higher degree of volatility than the operating results of other companies in its industries that have adopted different strategies, and also may be more volatile than the Company has experienced in prior periods. The degree of dependence by the Company on large system orders, and the investment required to enable the Company to perform such orders, without assurance of continuing order flow from the same customers and predictability of gross margins on any future orders, increase the risk associated with its business. Because a significant proportion of the Company's sales of these large system installations occur in the late stages of a quarter, a delay, cancellation or other factor resulting in the postponement or cancellation of such sales may cause the Company to miss its financial projections, which may not be discernible until the end of a financial reporting period. The Company's gross margins also may be adversely affected by increases in material or labor costs, obsolescence charges, price competition and changes in distribution channels or in the mix of products sold.

During the period between the evaluation and purchase of a system, customers may defer or scale down proposed orders of the Company's products for, among other reasons: (i) changes in budgets and purchasing priorities; (ii) reduced need to upgrade existing systems; (iii) deferrals in anticipation of enhancements or new products; (iv) introduction of products by the Company's competitors; and (v) lower prices offered by the Company's competitors.

Geopolitical, economic and military conditions could directly affect the Company's operations. The outbreak of diseases, such as severe acute respiratory syndrome ("SARS"), have curtailed and may in the future curtail travel to and from certain countries. Restrictions on travel to and from these and other regions on account of additional incidents of diseases, such as SARS, could have a material adverse effect on the Company's business, results of operations, and financial condition. The continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause disruptions to the Company's business. To the extent that such disruptions result in delays or cancellations of customer orders, or the manufacture or shipment of the Company's products, the Company's business, operating results and financial condition could be materially and adversely affected. More recently, the U.S. military involvement in overseas operations including, for example, the war in Iraq and other armed conflicts throughout the world, could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company is a highly automated business and a disruption or failure of its systems in the event of a catastrophic event, such as a major earthquake, tsunami or other natural disaster, cyber-attack or terrorist attack could cause delays in completing sales and providing services. A catastrophic event that results in the destruction or disruption of any of the Company's critical business systems could severely affect its ability to conduct normal business operations and, as a result, the financial condition and operating results could be adversely affected. "Hackers" and others have in the past created a number of computer viruses or otherwise initiated "denial of service" attacks on computer networks and systems. The Company's information technology infrastructure is regularly subject to various attacks and intrusion efforts of differing seriousness and sophistication. If such "hackers" are successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and the Company may be subject to lawsuits and other liability. Even if the Company is not held liable, a security breach could harm the Company's reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of the Company's products and could harm the Company's business, financial condition and operating results. While the Company diligently maintains its information technology infrastructure and continuously implements protections against such viruses, electronic break-ins, disruptions or intrusions, if the defensive measures fail or should similar defensive measures by the Company's customers fail, the Company's business could be materially and adversely affected.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, which in the past and may in the future, lead to security and economic problems for Israel. Current and future conflicts and political, economic and/or military conditions in Israel and the Middle East region can directly affect the Company's operations in Israel. From October 2000, until recently, terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue. The Company could be materially adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be materially adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. The continuation or exacerbation of violence in Israel or the outbreak of violent conflicts involving Israel may impede the Company's ability to sell its products or otherwise adversely affect the Company. In addition, many of the Company's Israeli employees in Israel are required to perform annual compulsory military service in Israel and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have an adverse effect upon the Company's operations.

The Company's costs of operations have at times been affected by changes in the cost of its operations in Israel, resulting from changes in the value of the Israeli shekel relative to the United States dollar. Recently, the weakening of the dollar relative to the shekel has increased the costs of the Company's Israeli operations, stated in United States dollars. The Company's operations have at times also been affected by difficulties in attracting and retaining qualified scientific, engineering and technical personnel in Israel, where the availability of such personnel has at times been severely limited. Changes in these factors have from time to time been significant and difficult to predict, and could in the future have a material adverse effect on the Company's results of operations.

The Company's historical operating results reflect substantial benefits received from programs sponsored by the Israeli government for the support of research and development, as well as tax moratoriums and favorable tax rates associated with investments in approved projects ("Approved Enterprises") in Israel. Some of these programs and tax benefits have ceased and others may not be continued in the future. The availability of such benefits to the Company may be negatively affected by a number of factors, including budgetary constraints resulting from adverse economic conditions, government policies and the Company's ability to satisfy eligibility criteria. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli government authorities have indicated that the government may further reduce or eliminate some of these benefits in the future.

The Company has regularly participated in a conditional grant program administered by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel ("OCS") under which it has received significant benefits through reimbursement of up to 50% of qualified research and development expenditures. Certain of the Company's subsidiaries currently pay royalties, of between 3% and 5% (or 6% under certain circumstances) of associated product revenues (including service and other related revenues) to the Government of Israel in consideration of benefits received under this program. Such royalty payments are currently required to be made until the government has been reimbursed the amounts received by the Company, which is linked to the U.S. dollar, plus, for amounts received under projects approved by the OCS after January 1, 1999, interest on such amount at a rate equal to the 12-month LIBOR rate in effect on January 1 of the year in which approval is obtained. As of January 31, 2005, such subsidiaries of the Company received approximately $57.7 million in cumulative grants from the OCS and recorded approximately $26.7 million in cumulative royalties to the OCS. During the year ended January 31, 2003, one of the Company's subsidiaries finalized an arrangement with the OCS whereby the subsidiary agreed to pay a lump sum royalty amount for all past amounts received from the OCS. In addition, this subsidiary began to receive lower amounts from the OCS than it had historically received, but will not have to pay royalty amounts on such grants. The amount of reimbursement received by the Company under this program has been reduced significantly, and the Company does not expect to receive significant reimbursement under this program in the future. In addition, permission from the Government of Israel is required for the Company to manufacture outside of Israel products resulting from research and development activities funded under these programs. In order to obtain such permission, the Company will be required to increase the royalties to the applicable funding agencies and/or repay certain amounts received as reimbursement of research and development costs. The transfer outside of Israel of any intellectual property rights resulting from research and development activities funded under OCS programs is not permitted. The continued reduction in the benefits received by the Company under the program, or the termination of its eligibility to receive these benefits at all in the future, could adversely affect the Company's operating results.

The Company's overall effective tax rate benefits from the tax moratorium provided by the Government of Israel for Approved Enterprises undertaken in that country. The Company's effective tax rate may increase in the future due to, among other factors, the increased proportion of its taxable income associated with activities in higher tax jurisdictions, the full utilization of net operating loss carry-forwards and by the relative ages of the Company's eligible investments in Israel. The tax moratorium on income from the Company's Approved Enterprise investments made prior to 1997 is four years, whereas subsequent Approved Enterprise projects are eligible for a moratorium of only two years. Reduced tax rates apply in each case for certain periods thereafter. To be eligible for these tax benefits, the Company must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If the Company fails to meet such conditions in the future, the tax benefits would be canceled and the Company could be required to refund the tax benefits already received. Israeli authorities have indicated that additional limitations on the tax benefits associated with Approved Enterprise projects may be imposed for certain categories of taxpayers, which would include the Company. If further changes in the law or government policies regarding those programs were to result in their termination or adverse modification, or if the Company were to become unable to participate in, or take advantage of, those programs, the cost of the Company's operations in Israel would increase and there could be a material adverse effect on the Company's results of operations and financial condition.

The ability of the Company's Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that dividends may be paid by an Israeli corporation only out of its earnings as defined in accordance with the Israeli Companies Law of 1999, provided that there is no reasonable concern that such payment will cause such subsidiary to fail to meet its current and expected liabilities as they come due. In the event of a devaluation of the Israeli currency against the dollar, the amount in dollars available for payment of cash dividends out of prior years' earnings will decrease accordingly. Cash dividends paid by an Israeli corporation to United States resident corporate parents are subject to the Convention for the Avoidance of Double Taxation between Israel and the United States. Under the terms of the Convention, such dividends are subject to taxation by both Israel and the United States and, in the case of Israel, such dividends out of income derived in respect of a period for which an Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise are generally subject to withholding of Israeli income tax at source at a rate of 15%. The Israeli company is also subject to additional Israeli taxes in respect of such dividends, generally equal to the tax benefits previously granted in respect of the underlying income by virtue of the Approved Enterprise status.

The Company's success is dependent on recruiting and retaining key management and highly skilled technical, managerial, sales, and marketing personnel. The market for highly skilled personnel remains very competitive. The Company's ability to attract and retain employees also may be affected by cost control actions, which in the past and may again in the future, include reductions in the Company's workforce and the associated reorganization of operations.

The Company currently derives a significant portion of its total sales from customers outside of the United States. International transactions involve particular risks, including political decisions affecting tariffs and trade conditions, rapid and unforeseen changes in economic conditions in individual countries, turbulence in foreign currency and credit markets, and increased costs resulting from lack of proximity to the customer. The Company is required to obtain export licenses and other authorizations from applicable governmental authorities for certain countries within which it conducts business. The failure to receive any required license or authorization would hinder the Company's ability to sell its products and could adversely affect the Company's business, results of operations and financial condition. In addition, legal uncertainties regarding liability, compliance with local laws and regulations, local taxes, labor laws, employee benefits, currency restrictions, difficulty in accounts receivable collection, longer collection periods and other requirements may have a negative impact on the Company's operating results. Also, the Company's foreign subsidiaries hold a significant amount of cash. The repatriation of such cash to the United States is subject to withholding tax, which would reduce the total amount of cash the Company would receive if such cash is repatriated into the United States.

Volatility in international currency exchange rates may have a significant impact on the Company's operating results. The Company has, and anticipates that it will continue to receive, contracts denominated in foreign currencies, particularly the euro. As a result of the unpredictable timing of purchase orders and the payments under such contracts and other factors, it is often not practicable for the Company to effectively hedge the entire risk of significant changes in currency rates during the contract period. Although recently the Company has significantly increased the amount of its foreign currency exposure that it has hedged, the Company may experience adverse consequences from not hedging all of its exchange rate risks associated with contracts denominated in foreign currencies. The Company's operating results have been negatively impacted for certain periods and positively impacted for other periods and may continue to be affected to a material extent by the impact of currency fluctuations. Operating results may also be affected by the cost of hedging activities that the Company does undertake.

While the Company generally requires employees, independent contractors and consultants to execute non-competition and confidentiality agreements, the Company's intellectual property or proprietary rights could be infringed or misappropriated, which could result in expensive and protracted litigation. The Company relies on a combination of patent, copyright, trade secret and trademark law to protect its technology. Despite the Company's efforts to protect its intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Effectively policing the unauthorized use of the Company's products is time-consuming and costly, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its technology, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

If others claim that the Company's products infringe their intellectual property rights, the Company may be forced to seek expensive licenses, reengineer its products, engage in expensive and time-consuming litigation or stop marketing its products. The Company attempts to avoid infringing known proprietary rights of third parties in its product development efforts. The Company does not, however, regularly conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. There are many issued patents as well as patent applications in the fields in which the Company is engaged. Because patent applications in the United States are not publicly disclosed until published or issued, applications may have been filed which relate to the Company's software and products. If the Company were to discover that its products violated or potentially violated third-party proprietary rights, it might not be able to continue offering these products without obtaining licenses for those products or without substantial reengineering of the products. Any reengineering effort may not be successful and the Company cannot be certain as to whether such licenses would be available. Even if such licenses were available, the Company cannot be certain that any licenses would be offered to the Company on commercially reasonable terms.

While the Company occasionally files patent applications, it cannot be assured that patents will be issued on the basis of such applications or that, if such patents are issued, they will be sufficiently broad to protect its technology. In addition, the Company cannot be assured that any patents issued to it will not be challenged, invalidated or circumvented.

Substantial litigation regarding intellectual property rights exists in technology related industries, and the Company expects that its products may be increasingly subject to third-party infringement claims as the number of competitors in its industry segments grows and the functionality of software products in different industry segments overlaps. In addition, the Company has agreed to indemnify certain customers in certain situations should it be determined that its products infringe on the proprietary rights of third parties. Any third-party infringement claims could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require the Company to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all. A successful claim of infringement against the Company and its failure or inability to license the infringed or similar technology could have a material adverse effect on its business, financial condition and results of operations.

The Company holds a large proportion of its net assets in cash equivalents and short-term investments, including a variety of public and private debt and equity instruments, and has made significant venture capital investments, both directly and through private investment funds. Such investments subject the Company to the risks inherent in the capital markets generally, and to the performance of other businesses over which it has no direct control. Given the relatively high proportion of the Company's liquid assets relative to its overall size, the results of its operations are materially affected by the results of the Company's capital management and investment activities and the risks associated with those activities. Declines in the public equity markets have caused, and may be expected to continue to cause, the Company to experience realized and unrealized investment losses. The severe decline in the public trading prices of equity securities in the past, particularly in the technology and telecommunications sectors, and corresponding decline in values of privately-held companies and venture capital funds in which the Company has invested, have, and may continue to have, an adverse impact on the Company's financial results. In addition, although interest rates have risen recently, low interest rates have in the past and may in the future have an adverse impact on the Company's results of operations.

The Company issues stock options as a key component of its overall compensation. There is growing pressure on public companies from shareholders generally and various organizations to reduce the rate at which companies, including the Company, issue stock options to employees, which may make it more difficult to obtain stockholder approval of equity compensation plans when required. In addition, FASB has adopted changes to generally accepted accounting principles (GAAP) that will require the Company to adopt a different method of determining the compensation expense for its employee stock options and employee stock purchase plans beginning in the third quarter of fiscal 2005. As a result, CTI and certain of its subsidiaries have terminated their employee stock purchase plans. In addition, the Company believes expensing stock options will increase shareholder pressure to limit future option grants and could make it more difficult for the Company to grant stock options to employees in the future. As a result, the Company may lose top employees to non-public, start-up companies or may generally find it more difficult to attract, retain and motivate employees, either of which could materially and adversely affect the Company's business, results of operations and financial condition.

The Company's operating results have fluctuated in the past and may do so in the future. The trading price of the Company's shares has been affected by the factors disclosed herein as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology-related industries, such as the Company, tend to exhibit a high degree of volatility, which at times is unrelated to the operating performance of a company. The announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of the Company's shares in any given period. Such shortfalls may result from events that are beyond the Company's immediate control, can be unpredictable and, since a significant proportion of the Company's sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors may contribute to the volatility of the trading value of its shares regardless of the Company's long-term prospects. The trading price of the Company's shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies in the telecommunications equipment industry in general, and the Company's business segments in particular, which may not have any direct relationship with the Company's business or prospects.

The Company has not declared or paid any cash dividends on its common stock and currently does not expect to pay cash dividends in the near future. Consequently, any economic return to a shareholder may be derived, if at all, from appreciation in the price of the Company's stock, and not as a result of dividend payments.

The Company may issue additional equity securities, which would lead to dilution of its issued and outstanding common stock. The Company has used and may continue to use its common stock or securities convertible into common stock to acquire technology, products, product rights and businesses, or reduce or retire existing indebtedness, among other purposes. The issuance of additional equity securities or securities convertible into equity securities for these or other purposes would result in dilution of existing shareholders' equity interests in the Company.

In addition, the Company's board of directors has the authority to cause the Company to issue, without vote or action of the Company's shareholders, up to 2,500,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of its common stock. The Company's board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. The Company is also authorized to issue, without shareholder approval, common stock under certain circumstances. The issuance of either preferred or common stock could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of the Company. If this occurs, investors could lose the opportunity to receive a premium on the sale of their shares in a change of control transaction.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of January 31, 2005, we were not involved in any unconsolidated SPE transactions.

The Company has obtained bank guaranties primarily for the performance of certain obligations under contracts with customers as well as for the guarantee of certain payment obligations. These guaranties, which aggregated approximately $33.9 million at January 31, 2005, are generally to be released by the Company's performance of specified contract milestones, which are scheduled to be completed at various dates primarily through 2008.

The Company is exposed to market risk from changes in foreign currency exchange rates and may, from time to time, use foreign currency exchange contracts and other derivative instruments to reduce its exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of its products in foreign currency, primarily the Euro, will be adversely affected by changes in exchange rates. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results. These instruments are not designated as hedges and the change in fair value is included in income currently. As of January 31, 2005, the Company had approximately $32.6 million of notional amount of foreign exchange forward contracts to sell Euros with an original maturity of up to six months. The fair value of these contracts as of January 31, 2005 of approximately $(66,000) is included in 'Interest and other income, net' in the Consolidated Statements of Operations.

The impact that our aggregate contractual obligations as of January 31, 2005 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period				
	Total	**< 1 Year**	**1-3 Years**	**3-5 Years**	**> 5 Years**
			(In thousands)		
Long-term debt obligations, including current portion (1)	$518,254	$87,913	$ 9,259	$ 501	$420,581
Operating lease obligations	118,023	28,616	45,587	21,431	22,389
Purchase obligations (2)	59,727	54,672	4,322	733	-
Other long-term liabilities	4,976	-	4,976	-	-
Total	$700,980	$171,201	$64,144	$22,665	$442,970

(1) Includes (as > 5 Years) approximately $417.7 million and approximately $2.3 million, respectively, aggregate principal amount of the New ZYPS and Existing ZYPS, which mature on May 15, 2023. See "Liquidity and Capital Resources" for a description of the New ZYPS and Existing ZYPS including the series of put options giving the holders the right to require the Company to repurchase all or a portion of the New ZYPS and Existing ZYPS prior to May 2023 and the Company the right to redeem the New ZYPS and Existing ZYPS prior to May 2023. The New ZYPS have a net share settlement feature that provides that, upon conversion, the Company would pay to the holder cash equal to the lesser of the conversion value and the principal amount of the New ZYPS being converted, which is currently $417.7 million, and would issue to the holder the remainder of the conversion value in excess of the principal amount, if any, in shares of the Company's common stock.

(2) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

In 1997, a subsidiary of CTI and Quantum Industrial Holdings Ltd. organized two new companies to make investments, including investments in high technology ventures. Each participant committed a total of $37.5 million to the capital of the new companies, for use as suitable investment opportunities are identified. Quantum Industrial Holdings Ltd. is a member of the Quantum Group of Funds managed by Soros Fund

Management LLC and affiliated management companies. As of January 31, 2005, the Company had invested approximately $26.5 million related to these ventures. In addition, the Company has committed approximately $9.8 million to various funds, ventures and companies which may be called at the option of the investee.

The Company licenses certain technology, "know-how" and related rights for use in the manufacture and marketing of its products, and pays royalties to third parties, typically ranging up to 6% of net sales of the related products, under such licenses and under other agreements entered into in connection with research and development financing, including projects partially funded by the OCS, under which the funding organization reimburses a portion of the Company's research and development expenditures under approved project budgets. Certain of the Company's subsidiaries accrue royalties to the OCS for the sale of products incorporating technology developed in these projects in varying amounts based upon the revenues attributed to the various components of such products. Royalties due to the OCS in respect of research and development projects are required to be paid until the OCS has received total royalties up to the amounts received by the Company under the approved project budgets, plus interest in certain circumstances. As of January 31, 2005, such subsidiaries had received approximately $57.7 million in cumulative grants from the OCS, and have recorded approximately $26.7 million in cumulative royalties to the OCS.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

Refer to "Liquidity and Capital Resources" for a description of EITF 04-8 and its impact on the Company's diluted earnings per share calculation for the New ZYPS and the Existing ZYPS. For the year ended January 31, 2005, the adoption of EITF 04-8 resulted in approximately 1,739,000 (comprised of approximately 1,610,000 for New ZYPS and approximately 129,000 for Existing ZYPS) of additional share dilution in calculating diluted earnings per share. The adoption of EITF 04-8 did not have an effect on reported diluted earnings (loss) per share for any periods presented.

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Share-Based Payment", ("SFAS No.123(R)") which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for reporting periods beginning after June 15, 2005, which for the Company is August 1, 2005 (the "Effective Date"). Beginning on the Effective Date, the Company must (i) expense all options granted after the Effective Date over the applicable vesting period, and (ii) expense the non-vested portions of existing option grants going forward over their remaining vesting period. Compensation expense for the non-vested portions of existing option grants as of the Effective Date will be recorded based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. Under SFAS No. 123(R), the Company is required to adopt a fair value-based method for measuring the compensation expense related to employee stock and stock options awards; this will lead to substantial additional compensation expense. Any such expense, although it will not affect the Company's cash flows, will have a material negative impact on the Company's reported results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) by requiring that such items be recognized as current-period charges regardless of whether they meet the ARB No. 43, Chapter 4 criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for reporting periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

In March 2004, the EITF of the FASB reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which provides additional guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company will evaluate the impact of EITF 03-1 once final guidance is issued, however the adoption of EITF 03-1 in its current form is not expected to have a material effect on the Company's consolidated financial statements.

Forward-Looking Statements

From time to time, the Company makes forward-looking statements. Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. Forward-looking statements are often identified by future or conditional words such as "will," "plans," "expects," "intends," "believes," "seeks," "estimates," or "anticipates" or by variations of such words or by similar expressions.

The Company may include forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 10-K, 10-Q, and 8-K, in its annual report to shareholders, in its proxy statements, in its press releases, in other written materials, and in statements made by employees to analysts, investors, representatives of the media, and others.

By their very nature, forward-looking statements are subject to uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Actual results may differ materially due to a variety of factors, including without limitation those discussed under "Certain Trends and Uncertainties" and elsewhere in this report. Investors and others should carefully consider these and other uncertainties and events, whether or not the statements are described as forward-looking.

Forward-looking statements made by the Company are intended to apply only at the time they are made, unless explicitly stated to the contrary. Moreover, whether or not stated in connection with a forward-looking statement, the Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made. If the Company were in any particular instance to update or correct a forward-looking statement, investors and others should not conclude that the Company will make additional updates or corrections thereafter.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity trading prices, which could impact its results of operations and financial condition. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The Company operates internationally and is therefore exposed to potentially adverse movements in foreign currency exchange rates. The primary currencies that the Company is exposed to are the Euro and the Israeli Shekel. The Company may, from time to time, use foreign currency exchange contracts and other derivative instruments to reduce its exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of its products in foreign currency, primarily the Euro, will be adversely affected by changes in exchange rates. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results. As of January 31, 2005, the Company had approximately $32.6 million of notional amount of foreign exchange forward contracts to sell Euros with a fair value of approximately $(66,000) with an original maturity of up to six months. Neither a 10% increase nor decrease from current exchange rates would have a material effect on the Company's consolidated financial statements.

Various financial instruments held by the Company are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of the Company's investments in debt securities due to differences between the market interest rates and rates at the date of purchase of these financial instruments. Neither a 10% increase nor decrease from current interest rates would have a material effect on the Company's consolidated financial statements.

Equity investments held by the Company are subject to equity price risks. Neither a 10% increase nor decrease in equity prices would have a material effect on the Company's consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial information required by Item 8 is included elsewhere in this report.

See Part IV, Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of January 31, 2005. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of January 31, 2005.

(b) There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended January 31, 2005, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

See the Management Report on Internal Control Over Financial Reporting, which appears on page F-2 of this report. The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect the Company's disclosure controls and procedures or its internal controls, to prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information required by this item is incorporated herein by reference to the information in the Company's Notice of Annual Meeting of Shareholders and Proxy Statement relating to the Annual Meeting of Shareholders to be held on June 16, 2005 (the "Proxy Statement") under the captions "Codes of Business Conduct and Ethics", "Background of Directors and Executive Officers", "Audit Committee", and "Section 16(a) Beneficial Ownership Reporting Compliance".

ITEM 11. EXECUTIVE COMPENSATION.

Information required by this Item is incorporated by reference to "Executive Compensation" and "Compensation of Directors" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by this Item is incorporated by reference to "Security Ownership of Management and Principal Shareholders" and "Equity Compensation Plan Information" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information required by this Item is incorporated by reference to "Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information required by this Item is incorporated by reference to “Independent Accounting Firm Fees” and “Policy for Audit, Audit Related and Non-Audit Services” in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this report.

(1) Financial Statements.

(2) Financial Statement Schedules.

None.

(3) Exhibits.

The Index of Exhibits commences on the following page. Exhibits numbered 10.1 through 10.4, 10.6 through 10.12 and 10.19 through 10.21 comprise material compensatory plans and arrangements of the registrant.

(c) Index of Exhibits

No. Exhibit Description

3 Articles of Incorporation and By-Laws:

3.1* Certificate of Incorporation. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1987.)

3.2* Certificate of Amendment of Certificate of Incorporation effective February 26, 1993. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1992.)

3.3* Certificate of Amendment of Certificate of Incorporation effective January 12, 1995. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1994.)

3.4* Certificate of Amendment of Certificate of Incorporation dated October 18, 1999. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 2000.)

3.5* Certificate of Amendment of Certificate of Incorporation dated September 19, 2000. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 2001.)

3.6* By-Laws, as amended. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 2003.)

4 Instruments defining the rights of security holders including indentures:

4.1* Specimen stock certificate. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1992.)

4.2* Indenture dated as of November 22, 2000 from Comverse Technology, Inc. to The Chase Manhattan Bank, Trustee. (Incorporated by reference to the Registrant's Registration Statement on Form S-3 under the Securities Act of 1933, Registration No. 333-55526.)

4.3* Specimen 1 1/2% Convertible Senior Debenture Due 2005. (Incorporated by reference to the Registrant's Registration Statement on Form S-3 under the Securities Act of 1933, Registration No. 333-55526.)

4.4* Indenture dated as of May 7, 2003 from Comverse Technology, Inc., to JPMorgan Chase Bank, Trustee. (Incorporated by reference to the Registrant's Registration Statement on Form S-3 under the Securities Act of 1933, Registration No. 333-106391.)

4.5* Specimen Zero Yield Puttable Securities Due May 15, 2023. (Incorporated by reference to the Registrant's Registration Statement on Form S-3 under the Securities Act of 1933, Registration No. 333-106391.)

4.6* Specimen for New Zero Yield Puttable Securities Due May 15, 2023. (Incorporated by reference to the Registrant's Current Report on Form 8-K under the Securities Exchange Act of 1934 filed on January 26, 2005.)

4.7* Indenture, dated as of January 26, 2005, between Comverse Technology, Inc., and JPMorgan Chase Bank, N.A. as Trustee. (Incorporated by reference to the Registrant's Current Report on Form 8-K under the Securities Exchange Act of 1934 filed on January 26, 2005.)

10 Material contracts:

10.1* Form of Stock Option Agreement pertaining to shares of certain subsidiaries of Comverse Technology, Inc. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1993.)

10.2* Form of Incentive Stock Option Agreement. (Incorporated by reference to the Registrant's Registration Statement on Form S-1 under the Securities Act of 1933, Registration No. 33-9147.)

10.3* Form of Stock Option Agreement for options other than Incentive Stock Options. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1987.)

10.4* Form of Restricted Stock Agreement. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 2004.)

10.5* Form of Indemnity Agreement between Comverse Technology, Inc. and its Officers and Directors. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 2003.)

10.6* 1997 Employee Stock Purchase Plan, as amended. (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual meeting of Shareholders held June 15, 2001.)

10.7* 2004 Management Incentive Plan. (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual Meeting of Shareholders held December 16, 2003.)

10.8* 2002 Employee Stock Purchase Plan, as amended. (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual Meeting of Shareholders held December 16, 2003.)

10.9* 1997 Stock Incentive Compensation Plan. (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual Meeting of Shareholders held January 13, 1998.)

10.10* 1999 Stock Incentive Compensation Plan. (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual Meeting of Shareholders held October 8, 1999.)

10.11* 2000 Stock Incentive Compensation Plan. (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual Meeting of Shareholders held September 15, 2000.)

10.12* 2001 Stock Incentive Compensation Plan. (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual Meeting of Shareholders held June 15, 2001.)

10.13* Lease dated November 5, 1990 between Boston Technology, Inc. and Wakefield Park Limited Partnership ("Lease"). (Incorporated by reference to the Annual Report of Boston Technology, Inc. on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 1991.)

10.14* First Amendment to Lease dated as of March 31, 1993 between Boston Technology, Inc. and WBAM Limited Partnership. (Incorporated by reference to the Quarterly Report of Boston Technology, Inc. on Form 10-Q under the Securities Exchange Act of 1934 for the quarter ended October 31, 1993.)

10.15* Second Amendment to Lease dated as of August 31, 1994 between Boston Technology, Inc. and WBAM Limited Partnership. (Incorporated by reference to the Annual Report of Boston Technology, Inc. on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 1995.)

10.16* Third Amendment to Lease dated as of June 7, 1996 between Boston Technology, Inc. and WBAM Limited Partnership. (Incorporated by reference to the Annual Report of Boston Technology, Inc. on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 1997.)

10.17* Fourth Amendment to Lease dated as of December 21, 1998 between Wakefield 100 LLC and Comverse Technology, Inc. (Incorporated by reference to the Registrant's Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 2003.)

10.18* Fifth Amendment to Lease dated as of September 5, 2002 between SC Wakefield 200, Inc. and Comverse Technology, Inc. (Incorporated by reference to the Registrant's

Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended January 31, 2003.)

10.19*	Employment, Non-Disclosure and Non-Competition Agreement, dated as of August 19, 2004 between Comverse Technology, Inc. and David Kreinberg. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q under the Securities Exchange Act of 1934 for the quarter ended July 31, 2004.)
10.20*	2004 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant's Annual meeting of Shareholders held June 15, 2004.)
10.21*	Form of Agreement evidencing a grant of Stock Options under the Comverse Technology, Inc. Stock Incentive Compensation Plans. (Incorporated by reference to the Registrant's Current Report on Form 8-K under the Securities Exchange Act of 1934 filed on December 7, 2004.)
10.22*	Form of Agreement evidencing a grant of Stock Options under the Comverse Technology, Inc. Stock Incentive Compensation Plans to its directors. (Incorporated by reference to the Registrant's Current Report on Form 8-K under the Securities Exchange Act of 1934 on February 3, 2005.)
21.1**	Subsidiaries of Registrant.
23.1**	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney (see signature page to this report.)
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32***	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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* Incorporated by reference.

** Filed herewith.

*** This exhibit is being "furnished" pursuant to Item 601(b)(32) of SEC Regulation S-K and are not deemed "filed" with the Securities and Exchange Commission and are not incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

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The Company has only included in this annual report to shareholders copies of Exhibits 31.1, 31.2 and 32 to the Form 10-K filed on April 4, 2005, which are the certifications made by each of our CEO and CFO under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. If you would like a copy of any other exhibit listed here, you may access them without charge through our website at www.cmvt.com and from the SEC's website at www.sec.gov. In addition, we will provide exhibits upon written request to:

Office of General Counsel
Comverse Technology, Inc.
909 Third Avenue
New York, NY 10022

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMVERSE TECHNOLOGY, INC.
(Registrant)

April 4, 2005	By:	/s/ Kobi Alexander Kobi Alexander Chairman of the Board and Chief Executive Officer
April 4, 2005	By:	/s/ David Kreinberg David Kreinberg Executive Vice President and Chief Financial Officer

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kobi Alexander and David Kreinberg and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Kobi Alexander Kobi Alexander, Chairman and CEO, Director	April 4, 2005
/s/ David Kreinberg David Kreinberg, Executive Vice President and CFO	April 4, 2005
/s/ Raz Alon Raz Alon, Director	April 4, 2005
/s/ Itsik Danziger Itsik Danziger, Director	April 4, 2005
/s/ John H. Friedman John H. Friedman, Director	April 4, 2005
/s/ Ron Hiram Ron Hiram, Director	April 4, 2005
/s/ Sam Oolie Sam Oolie, Director	April 4, 2005
/s/ William F. Sorin William F. Sorin, Director	April 4, 2005

COMVERSE TECHNOLOGY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2005. In making this assessment, the Company's management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment and those criteria, the Company's management believes that, as of January 31, 2005, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which appears on pages F-3 and F-4.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Comverse Technology, Inc.
New York, New York

We have audited management's assessment, included in the accompanying Management Report On Internal Control Over Financial Reporting, that Comverse Technology, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31, 2005 of the Company and our report dated April 1, 2005 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Jericho, New York
April 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Comverse Technology, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Comverse Technology, Inc. and subsidiaries (the "Company") as of January 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comverse Technology, Inc. and subsidiaries as of January 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 31, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Jericho, New York
April 1, 2005

COMVERSE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JANUARY 31, 2004 AND 2005
(In thousands, except share data)

ASSETS	2004	2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 623,063	$ 721,350
Bank time deposits	888	2,317
Short-term investments	1,574,548	1,525,963
Accounts receivable, net	158,236	199,571
Inventories	54,751	107,552
Prepaid expenses and other current assets	50,798	70,335
TOTAL CURRENT ASSETS	2,462,284	2,627,088
PROPERTY AND EQUIPMENT, net	125,023	122,174
OTHER ASSETS	140,735	176,024
TOTAL ASSETS	$ 2,728,042	$ 2,925,286
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 229,296	$ 291,005
Convertible debt	-	87,253
Bank loans and other debt	2,649	660
Advance payments from customers	89,062	108,381
TOTAL CURRENT LIABILITIES	321,007	487,299
CONVERTIBLE DEBT	544,723	420,000
LIABILITY FOR SEVERANCE PAY	12,324	15,803
OTHER LIABILITIES	15,964	12,330
TOTAL LIABILITIES	894,018	935,432
MINORITY INTEREST	161,478	195,825
COMMITMENTS AND CONTINGENCIES (Note 20)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value - authorized, 2,500,000 shares; issued, none		
Common stock, $0.10 par value - authorized, 600,000,000 shares; issued and outstanding 194,549,886 and 198,878,553 shares	19,454	19,887
Additional paid-in capital	1,210,547	1,284,298
Unearned stock compensation	(6,707)	(14,432)
Retained earnings	439,899	497,229
Accumulated other comprehensive income	9,353	7,047
TOTAL STOCKHOLDERS' EQUITY	1,672,546	1,794,029
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,728,042	$ 2,925,286

See notes to consolidated financial statements.

COMVERSE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JANUARY 31, 2003, 2004 AND 2005
(In thousands, except per share data)

	January 31, 2003	January 31, 2004	January 31, 2005
Sales:			
Product revenues	$ 547,141	$ 534,585	$ 700,970
Service revenues	188,748	231,307	258,472
	735,889	765,892	959,442
Cost of sales:			
Product costs	184,413	181,059	215,023
Service costs	153,708	146,501	165,687
	338,121	327,560	380,710
Gross margin	397,768	438,332	578,732
Operating expenses:			
Research and development, net	232,593	216,457	236,657
Selling, general and administrative	281,202	254,376	290,445
In-process research and development and other acquisition-related charges	-	-	4,635
Workforce reduction, restructuring and impairment charges (credits)	66,714	(2,123)	62
Income (loss) from operations	(182,741)	(30,378)	46,933
Interest and other income, net	58,902	38,958	36,223
Income (loss) before income tax provision, minority interest and equity in the earnings (losses) of affiliates	(123,839)	8,580	83,156
Income tax provision	3,294	8,206	13,214
Minority interest and equity in the earnings (losses) of affiliates	(2,345)	(5,760)	(12,612)
Net income (loss)	$ (129,478)	$ (5,386)	$ 57,330
Earnings (loss) per share:			
Basic	$ (0.69)	$ (0.03)	$ 0.29
Diluted	$ (0.69)	$ (0.03)	$ 0.28

See notes to consolidated financial statements.

COMVERSE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
YEARS ENDED JANUARY 31, 2003, 2004 AND 2005
(In thousands, except share data)

	Common Stock		Additional	Unearned		Accumulated Other Comprehensive Income		Total
	Number of Shares	Par Value	Paid-in Capital	Stock Compensation	Retained Earnings	Unrealized Gains (Losses)	Cumulative Translation Adjustment	Stockholders' Equity
BALANCE, FEBRUARY 1, 2002	186,248,350	$ 18,625	$ 1,018,232	$ -	$ 574,763	$ 4,299	$ 489	$ 1,616,408
Comprehensive loss:								
Net loss					(129,478)			
Unrealized gain on available-for-sale securities						827		
Translation adjustment							1,297	
Total comprehensive loss								(127,354)
Common stock issued for employee stock purchase plan	975,396	97	8,097					8,194
Exercise of stock options	530,661	53	4,121					4,174
Issuance of subsidiary shares			47,996					47,996
Tax benefit of dispositions of stock options			274					274
BALANCE, JANUARY 31, 2003	187,754,407	18,775	1,078,720	-	445,285	5,126	1,786	1,549,692
Comprehensive loss:								
Net loss					(5,386)			
Unrealized loss on available-for-sale securities						(53)		
Translation adjustment							2,494	
Total comprehensive loss								(2,945)
Common stock issued for employee stock purchase plan	711,138	71	6,012					6,083
Common stock issued for restricted stock grant	314,300	31	5,218	(5,249)				-
Exercise of stock options	5,770,041	577	54,610					55,187
Issuance of subsidiary shares			64,616	(1,672)				62,944
Tax benefit of dispositions of stock options			1,371					1,371
Amortization of unearned stock compensation				214				214
BALANCE, JANUARY 31, 2004	194,549,886	19,454	1,210,547	(6,707)	439,899	5,073	4,280	1,672,546
Comprehensive income:								
Net income					57,330			
Unrealized loss on available-for-sale securities						(3,588)		
Translation adjustment							1,282	
Total comprehensive income								55,024
Common stock issued for employee stock purchase plan	554,586	55	7,718					7,773
Common stock issued for restricted stock grant	327,100	33	7,508	(7,541)				-
Exercise of stock options	3,446,981	345	37,415					37,760
Issuance of subsidiary shares			19,193	(2,281)				16,912
Tax benefit of dispositions of stock options			1,917					1,917
Amortization of unearned stock compensation				2,097				2,097
BALANCE, JANUARY 31, 2005	198,878,553	$ 19,887	$ 1,284,298	$ (14,432)	$ 497,229	$ 1,485	$ 5,562	$ 1,794,029

See notes to consolidated financial statements.

COMVERSE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31, 2003, 2004 AND 2005
(In thousands)

	January 31, 2003	January 31, 2004	January 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$(129,478)	$(5,386)	$57,330
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	67,355	71,771	66,692
Minority interest	1,570	7,246	12,861
Operating asset write-downs and impairments	26,445	6,684	13,681
Changes in operating assets and liabilities:			
Accounts receivable, net	161,737	56,395	(40,545)
Inventories	13,446	(14,071)	(52,696)
Prepaid expenses and other current assets	19,728	11,123	(13,262)
Accounts payable and accrued expenses	(74,856)	(33,302)	57,146
Advance payments from customers	13,822	35,565	19,319
Liability for severance pay	(426)	2,407	3,380
Other, net	(2,497)	(9,812)	(6,878)
NET CASH PROVIDED BY OPERATING ACTIVITIES	96,846	128,620	117,028
CASH FLOWS FROM INVESTING ACTIVITIES:			
Maturities and sales (purchases) of bank time deposits and investments, net	(358,007)	(451,826)	38,119
Purchase of property and equipment	(34,092)	(35,352)	(46,151)
Capitalization of software development costs	(13,391)	(7,759)	(4,198)
Net assets acquired	(31,130)	(5,910)	(45,634)
NET CASH USED IN INVESTING ACTIVITIES	(436,620)	(500,847)	(57,864)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of convertible debt	-	412,766	-
Repurchase of convertible debt	(169,788)	(253,254)	(36,873)
Proceeds from issuance of common stock in connection with exercise of stock options and employee stock purchase plan	12,368	61,270	45,533
Net proceeds from issuance of common stock of subsidiaries	68,695	129,032	32,161
Repayment of bank loan	-	(42,000)	-
Other, net	(3,058)	2,381	(1,698)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(91,783)	310,195	39,123
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(431,557)	(62,032)	98,287
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,116,652	685,095	623,063
CASH AND CASH EQUIVALENTS, END OF YEAR	$685,095	$623,063	$721,350
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	$10,458	$4,512	$1,975
Cash paid during the year for income taxes	$11,682	$10,503	$8,015

See notes to consolidated financial statements.

1. ORGANIZATION AND BUSINESS

Comverse Technology, Inc. ("CTI" and, together with its subsidiaries, the "Company") was organized as a New York corporation in October 1984. The Company is engaged in the design, development, manufacture, marketing and support of special purpose computer and telecommunications systems and software for multimedia communications and information processing applications.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of CTI and its wholly-owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Minority Interest – The interest of minority stockholders in the net assets of consolidated subsidiaries, relating primarily to CTI's Verint Systems Inc. ("Verint") and Ulticom, Inc. ("Ulticom") majority-owned subsidiaries, are presented in the Consolidated Balance Sheets separately from liabilities and stockholders' equity. The minority interest included in the Consolidated Statements of Operations represents the interest of minority stockholders in the net income of such consolidated subsidiaries.

Cash, Cash Equivalents and Bank Time Deposits - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Bank deposits with maturities in excess of three months are classified as bank time deposits.

Short-Term Investments - The Company classifies all of its short-term investments as available-for-sale, accounted for at fair value, with resulting unrealized gains or losses reported as a separate component of stockholders' equity.

In connection with the preparation of this report, the Company concluded that it was appropriate to classify investments in Auction Rate Securities ("ARS") as short-term investments. ARS generally have long-term stated maturities; however, these investments have characteristics similar to short-term investments because at pre-determined intervals, generally every 7 to 90 days, there is a new auction process at which these securities are reset to current interest rates. Previously, such investments had been classified as cash and cash equivalents due to their liquidity and pricing reset feature. Accordingly, the Company has revised the classification to report these securities as short-term investments in the Consolidated Balance Sheets. As of January 31, 2005, the Company held approximately $1,061,121,000 of investments in ARS that are classified as short-term investments. The Company reclassified approximately $907,932,000, $717,688,000 and $245,210,000 of investments in ARS as of January 31, 2004, 2003 and 2002, respectively, that were previously included in cash and cash equivalents to short-term investments.

The Company has also revised the presentation of the Consolidated Statements of Cash Flows for the years ended January 31, 2004 and 2003 to reflect the purchases and sales of ARS as investing activities rather than as a component of cash and cash equivalents, which is consistent with the presentation for the year ended January 31, 2005. In the previously reported Consolidated Statements of Cash Flows for the years ended January 31, 2004 and 2003, net cash used in investing activities related to these short-term investments of approximately $190,244,000 and $472,478,000, respectively, were included in cash and cash equivalents.

This change in classification does not affect previously reported cash flows from operations or from financing activities in the Consolidated Statements of Cash Flows or previously reported Consolidated Statements of Operations for any period.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment, net - Property and equipment are carried at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment primarily on a straight-line basis over periods generally ranging from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. The cost of maintenance and repairs is charged to operations as incurred. Significant renewals and improvements are capitalized.

Income Taxes - The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Revenue and Expense Recognition - The Company recognizes revenues in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", and related Interpretations. The Company's systems are generally a bundled hardware and software solution that are shipped together. Revenue is generally recognized at the time of shipment for sales of systems which do not require significant customization to be performed by the Company when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred and acceptance is determinable, (3) the fee is fixed or determinable and (4) collectibility is probable.

Amounts received from customers pursuant to the terms specified in contracts but for which revenue has not yet been recognized are recorded as advance payments from customers.

Post-contract customer support ("PCS") services are sold separately or as part of a multiple element arrangement, in which case the related PCS element is determined based upon vendor-specific objective evidence of fair value, such that the portion of the total fee allocated to PCS services is generally recognized as revenue ratably over the term of the PCS arrangement.

Revenues from certain development contracts are recognized under the percentage-of-completion method on the basis of physical completion to date or using actual costs incurred to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and those indirect costs related to contract performance, and are included in 'Cost of sales' in the Consolidated Statements of Operations.

Expenses incurred in connection with research and development activities, other than certain software development costs that are capitalized, and selling, general and administrative expenses are charged to operations as incurred.

Software Development Costs - Software development costs are capitalized upon the establishment of technological feasibility and are amortized over the estimated useful life of the software, which to date has been four years or less. The amounts capitalized for the years ended January 31, 2003, 2004 and 2005 were approximately $13,391,000, $7,759,000 and $4,198,000, respectively. Amortization begins in the period in which the related product is available for general release to customers. Amortization expense amounted to approximately $12,594,000, $15,149,000 and $14,311,000 for the years ended January 31, 2003, 2004 and 2005, respectively. In addition, during the year ended January 31, 2005, the Company recorded write-downs of approximately $5,049,000 of capitalized software development costs to its estimated net realizable value, primarily as a result of the Company's transition to its newer product line as well as duplicative technology that arose as a result of Verint's acquisitions during the period.

Functional Currency and Foreign Currency Transaction Gains and Losses - The United States dollar (the "dollar") is the functional currency of the major portion of the Company's foreign operations. Most of the Company's sales, and materials purchased for manufacturing, are denominated in or linked to the dollar. Certain operating costs, principally salaries, of foreign operations are denominated in local currencies. In those instances where a foreign subsidiary has a functional currency other than the dollar, the Company records any necessary foreign currency translation adjustment, reflected in stockholders' equity, at the end of each reporting period.

Derivative Financial Instruments - The Company is exposed to market risk from changes in foreign currency exchange rates and may, from time to time, use foreign currency exchange contracts and other derivative instruments to reduce its exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of its products in foreign currency, primarily the Euro, will be adversely affected by changes in exchange rates. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results. These instruments are not designated as hedges and the change in fair value is included in income currently. As of January 31, 2004 and 2005, the Company had approximately $31,668,000 and $32,583,000, respectively, of notional amount of foreign exchange forward contracts to sell Euros with an original maturity of up to six months. The fair value of these contracts as of January 31, 2004 and 2005 of approximately $(183,000) and $(66,000), respectively, is included in 'Interest and other income, net' in the Consolidated Statements of Operations.

Goodwill and Other Intangible Assets - Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Other intangible assets include identifiable acquired software and technology, trade name, customer relationships, sales backlog and non-compete agreements. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill and certain intangible assets are no longer amortized, but rather are reviewed for impairment on at least an annual basis. The Company has performed these reviews and deemed there to be no such impairment as of January 31, 2004 and 2005. Other intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives of up to ten years.

Other Assets - Licenses of patent rights and acquired "know-how" are recorded at cost and amortized using the straight-line method over the estimated useful lives of the related technology, generally not exceeding four years. Debt issue costs are amortized using the effective interest method over the term of the related debt.

Long-Lived Assets - The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and proceeds from its eventual disposition are less than its carrying amount. Impairment is measured at fair value. In connection with its restructuring plan, during the years ended January 31, 2003, 2004 and 2005, the Company identified certain impairment losses that are included in 'Workforce reduction, restructuring and impairment charges (credits)' in the Consolidated Statements of Operations. Refer to Note 9 for details. In addition, during the year ended January 31, 2005, the Company recorded write-downs of approximately $3,849,000 of fixed assets to its estimated net realizable value, primarily as a result of the obsolescence of such fixed assets.

Concentration of Credit Risk - Financial instruments which potentially expose the Company to concentration of credit risk, consist primarily of cash investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions and currently invests primarily in money market funds placed with major banks and financial institutions, bank time deposits, corporate commercial paper, ARS, corporate and municipal short and medium term notes, mortgage and asset backed securities, U.S. government and U.S. government corporation and agency obligations, mutual funds, trusts and closed-end funds investing in the like and common and preferred stock. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

Accounts receivable are generally diversified due to the large number of commercial and government entities comprising the Company's customer base and their dispersion across many geographical regions. As of January 31, 2004 and 2005, there was no single customer balance that comprised 10% of the overall accounts receivable balance. The Company believes no significant concentration of credit risk exists with respect to these accounts receivable.

The Company is required to estimate the collectibility of its accounts receivable each accounting period and record a reserve for bad debts. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer, current and historical collection history and the related aging of past due balances. The Company evaluates specific accounts when it becomes aware of information indicating that a customer may not be able to meet its financial obligations due to deterioration of its financial condition, lower credit ratings, bankruptcy or other factors affecting the ability to render payment. Reserve requirements are based on the facts available and are re-evaluated and adjusted as additional information is received. The Company's policy is to account for recoveries of previously reserved for doubtful accounts upon the receipt of cash where there is no evidence of recoverability for items specifically reserved for prior to the receipt of cash.

The roll forward of the allowance for doubtful accounts is as follows:

	Years Ended January 31,		
	2003	2004	2005
		(In thousands)	
Balance at beginning of period	$41,955	$56,759	$49,958
Charges to costs and expenses	45,300	12,014	7,063
Recoveries	-	(12,200)	(19,425)
Deductions	(30,559)	(9,072)	(7,151)
Other	63	2,457	(503)
Balance at end of period	$56,759	$49,958	$29,942

The recoveries of approximately $12,200,000 and $19,425,000 for the years ended January 31, 2004 and 2005, respectively, were recorded as a result of cash being collected from customers for items that had previously been reserved for as doubtful of collection, in the period that the cash was received.

Bank Loans - In January 2002, Verint took a bank loan in the amount of $42,000,000. The loan, which matured in February 2003, bore interest at LIBOR plus 0.55% and was guaranteed by CTI. During February 2003, Verint repaid the bank loan.

Issuance of Subsidiary Stock – Sales of stock by subsidiaries are accounted for as capital transactions with the adjustment to additional paid-in capital. No gain or loss is recognized on these transactions.

Stock-Based Compensation – At January 31, 2005, the Company had in place the Comverse Stock Incentive Plans, as fully described in Note 14. The Company accounts for stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations. Accordingly, no stock-based employee compensation cost for stock options is reflected in net income (loss) for any periods, as all options granted had an exercise price at least equal to the market value of the underlying common stock on the date of grant. Refer to Note 22 for a description of pending changes to this accounting treatment.

During the years ended January 31, 2004 and 2005, the Company and one of its subsidiaries granted shares of restricted stock to certain key employees. For the years ended January 31, 2003, 2004 and 2005, respectively, stock-based employee compensation expense relating to restricted stock of approximately $0, $214,000 and $2,097,000 is included in 'Selling, general and administrative' expenses in the Consolidated Statements of Operations.

The Company estimated the fair value of employee stock options utilizing the Black-Scholes option valuation model, using the assumptions as described in Note 14, as required under accounting principles generally accepted in the United States of America. The Black-Scholes model was developed for use in estimating the fair value of traded options and does not consider the non-traded nature of employee stock options, vesting and trading restrictions, lack of transferability or the ability of employees to forfeit the options prior to expiry. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock–based employee compensation for all periods:

	Year ended January 31,		
	2003	**2004**	**2005**
		(In thousands)	
Net income (loss), as reported	$(129,478)	$(5,386)	$57,330
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(149,782)	(122,537)	(104,477)
Pro forma net loss	$(279,260)	$(127,923)	$(47,147)
Earnings (loss) per share:			
Basic – as reported	$(0.69)	$(0.03)	$ 0.29
Basic – pro forma	$(1.49)	$(0.67)	$(0.24)
Diluted – as reported	$(0.69)	$(0.03)	$ 0.28
Diluted – pro forma	$(1.49)	$(0.67)	$(0.24)

Pervasiveness of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the manner of presentation in the current year. Refer to the description under Short-Term Investments found earlier in this Note 2 regarding revisions to the presentation of certain investments in the consolidated financial statements.

3. RESEARCH AND DEVELOPMENT

A significant portion of the Company's research and development operations are located in Israel where the Company derives benefits from participation in conditional programs sponsored by the Government of Israel for the support of research and development activities conducted in that country. Certain of the Company's research and development activities include projects partially funded by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "OCS") under which the funding organization reimburses a portion of the Company's research and development expenditures under approved project budgets. Certain of the Company's subsidiaries accrue royalties to the OCS for the sale of products incorporating technology developed in these projects. During the year ended January 31, 2003, one of the Company's subsidiaries finalized an agreement with the OCS whereby the subsidiary agreed to pay a lump sum royalty of approximately $26 million for all past amounts received from the OCS. The amount and timing of the payments to the OCS under this agreement were approximately $3 million in March 2002 and approximately $23 million in June 2002. In addition, this subsidiary began to receive lower amounts from the OCS than it had historically received, but is not required to pay royalties on such future grants. Under the terms of the applicable funding agreements, permission from the

Government of Israel is required for the Company to manufacture outside of Israel products resulting from research and development activities funded under these programs. In order to obtain such permission, the Company would be required to increase the royalties to the applicable funding agencies and/or repay certain amounts received as reimbursement of research and development costs. The transfer outside of Israel of any intellectual property rights resulting from research and development activities funded under OCS programs is not permitted. The amounts reimbursed by the OCS for the years ended January 31, 2003, 2004 and 2005 were approximately $10,540,000, $10,013,000 and $9,444,000, respectively.

4. SHORT-TERM INVESTMENTS

As previously noted under Short-Term Investments in Note 2, the Company concluded that it was appropriate to classify investments in ARS as short-term investments. ARS generally have long-term stated maturities; however, these investments have characteristics similar to short-term investments because at pre-determined intervals, generally every 7 to 90 days, there is a new auction process at which these securities are reset to current interest rates. Previously, such investments had been classified as cash and cash equivalents due to their liquidity and pricing reset feature. Accordingly, the Company has revised the classification to report these securities as short-term investments in the Consolidated Balance Sheets. The Company classifies all of its short-term investments as available-for-sale securities. The following is a summary of available-for-sale securities as of January 31, 2005:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
Corporate debt securities	$ 6,748	$548	$ 8	$ 7,288
U.S. municipal debt securities	10,134	-	45	10,089
U.S. Government corporation and agency bonds	428,645	-	4,507	424,138
Auction rate securities	1,061,121	-	-	1,061,121
Total debt securities	1,506,648	548	4,560	1,502,636
Common stock and closed-end funds	12,587	5,242	5	17,824
Mutual funds (1)	1,863	139	-	2,002
Preferred stock	3,468	109	76	3,501
Total equity securities	17,918	5,490	81	23,327
	$1,524,566	$6,038	$4,641	$1,525,963

(1) Investing in U.S. Government and U.S. Government corporation and agency obligations, corporate debt securities, commercial paper and/or asset-backed securities.

The following is a summary of available-for-sale securities as of January 31, 2004:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
Corporate debt securities	$35,573	$1,054	$ -	$36,627
U.S. Government corporation and agency bonds	309,531	-	1,649	307,882
Auction rate securities	907,932	-	-	907,932
Total debt securities	1,253,036	1,054	1,649	1,252,441
Common stock and closed-end funds	27,038	4,951	-	31,989
Mutual funds and trust (1)	286,057	196	-	286,253
Preferred stock	3,518	347	-	3,865
Total equity securities	316,613	5,494	-	322,107
	$1,569,649	$6,548	$1,649	$1,574,548

(1) Investing in U.S. Government and U.S. Government corporation and agency obligations, corporate debt securities, commercial paper and/or asset-backed securities.

As of January 31, 2005, the Company held certain investments in U.S. Government corporation and agency bonds that had been in a continuous unrealized loss position for 12 months or greater, aggregating to a total estimated fair value of approximately $196,470,000 and with total gross unrealized losses of approximately $3,528,000; the Company held no other significant investments that had been in a continuous unrealized loss position for 12 months or greater as of January 31, 2005. The Company held no significant investments that had been in a continuous unrealized loss position for 12 months or greater as of January 31, 2004. The Company evaluates investments with unrealized losses to determine if the losses are other-than-temporary. The gross unrealized losses as of January 31, 2005 are due primarily to changes in interest rates and the Company has determined that such diminution in value is temporary. In making this determination, the Company considered its ability to hold the investments to maturity, the financial condition and near-term prospects of the issuers, the magnitude of the losses compared to the investments' cost and the length of time the investments have been in an unrealized loss position.

During the year ended January 31, 2005, the gross realized gains on sales of securities totaled approximately $4,163,000, and the gross realized losses totaled approximately $3,265,000. During the year ended January 31, 2004, the gross realized gains on sales of securities totaled approximately $5,439,000, and the gross realized losses totaled approximately $1,558,000. During the year ended January 31, 2003, the gross realized gains on sales of securities totaled approximately $3,588,000, and the gross realized losses totaled approximately $13,644,000. The basis on which cost is generally determined in computing realized gain or loss is by the first-in, first-out method.

The cost and estimated fair value of debt securities at January 31, 2005, by contractual maturity, are as follows; substantially all securities with maturities after three years are ARS:

	Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 196,953	$ 196,192
Due after one year through three years	299,095	295,342
Due after three years through five years	23,200	23,200
Due after five years through ten years	30,694	31,196
Due after ten years through twenty years	68,265	68,265
Due after twenty years	888,441	888,441
	$1,506,648	$1,502,636

5. INVENTORIES

Inventories consist of:

	January 31, 2004	January 31, 2005
	(In thousands)	
Raw materials	$23,157	$34,364
Work in process	12,802	23,640
Finished goods	18,792	49,548
	$54,751	$107,552

6. PROPERTY AND EQUIPMENT, Net

Property and equipment consist of:

	January 31, 2004	January 31, 2005
	(In thousands)	
Fixtures and equipment	$300,946	$294,867
Land and buildings	22,765	21,942
Software	33,670	35,855
Transportation vehicles	1,293	1,790
Leasehold improvements	14,604	15,553
	373,278	370,007
Less accumulated depreciation and amortization	(248,255)	(247,833)
	$125,023	$122,174

7. OTHER ASSETS

Other assets consist of:

	January 31,	
	2004	2005
	(In thousands)	
Software development costs, net of accumulated amortization of $52,731 and $53,798	$32,824	$17,662
Investments	35,262	38,672
Other assets	72,649	119,690
	$140,735	$176,024

8. BUSINESS COMBINATIONS

On March 31, 2004, Verint acquired certain assets and assumed certain liabilities of the government surveillance business of ECtel Ltd. ("ECtel"), which provided Verint with additional communications interception capabilities for the mass collection and analysis of voice and data communications. The purchase price was approximately $35,000,000 in cash. Verint incurred transaction costs, consisting primarily of professional fees, amounting to approximately $1,107,000 in connection with this acquisition.

The acquisition was accounted for using the purchase method. The purchase price was allocated to the assets and liabilities of ECtel based on the estimated fair value of those assets and liabilities as of March 31, 2004. The results of operations of ECtel have been included in the Company's results of operations since March 31, 2004. Identifiable intangible assets consist of sales backlog, acquired technology, customer relationships and non-competition agreements and have estimated useful lives of up to ten years. Purchased in-process research and development represents the value assigned to research and development projects of the acquired business that were commenced but not completed at the date of acquisition, for which technological feasibility had not been established and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs" as interpreted by Financial Accounting Standards Board ("FASB") Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the acquisition date. At the acquisition date, it was estimated that the purchased in-process research and development was approximately 40% complete and it was expected that the remaining 60% would be completed during the ensuing year. The fair value of the purchased in-process research and development was determined with the assistance of an independent appraisal specialist using the income approach, which reflects the projected free cash flows that will be generated by the purchased in-process research and development projects and discounting the projected net cash flows back to their present value using a discount rate of 21%.

As a result of the acquisition of the government surveillance business of ECtel, Verint had certain capitalized software development costs that became impaired due to the existence of duplicative technology and, accordingly, were written-down to their net realizable value at the date of acquisition. Such impairment charge amounted to approximately $1,481,000 and is included in 'In-process research and development and other acquisition-related charges' in the Consolidated Statements of Operations.

The following is a summary of the allocation of the purchase price for this acquisition:

	(In thousands)
Purchase price	$ 35,000
Acquisition costs	1,107
Total purchase price	$ 36,107
Fair value of assets acquired	$ 1,417
Fair value of liabilities assumed	(3,282)
In-process research and development	3,154
Sales backlog	854
Acquired technology	5,307
Customer relationships	1,382
Non-competition agreements	2,221
Goodwill	25,054
Total purchase price	$ 36,107

The value allocated to goodwill in ECtel will be deducted for income tax purposes. A summary of pro forma results of operations has not been presented as the effect of this acquisition was not deemed material.

In September 2004, Verint, through a subsidiary, acquired all of the outstanding stock of RP Sicherheitssysteme GmbH ("RP Security"), a company in the business of developing and selling mobile digital video security solutions for transportation applications. The purchase price consisted of approximately $9,028,000 in cash and 90,144 shares of Verint's common stock. In addition, the shareholders of RP Security will be entitled to receive earn-out payments over three years based on Verint's worldwide sales, profitability and backlog of mobile video products in the transportation market during that period. Shares issued as part of the purchase price were accounted for with a value of approximately $2,977,000, or $33.03 per share. In connection with this acquisition, Verint incurred transaction costs, consisting primarily of professional fees, amounting to approximately $520,000.

In May 2003, Verint acquired all of the issued and outstanding shares of Smartsight Networks Inc. ("Smartsight"), a Canadian corporation that develops IP-based video edge devices and software for wireless video transmission. The purchase price consisted of approximately $7,144,000 in cash and 149,731 shares of Verint common stock, valued at approximately $3,063,000, or $20.46 per share.

In February 2002, Verint acquired the digital video recording business of Lanex, LLC ("Lanex"). The Lanex business provides digital video recording solutions for security and surveillance applications primarily to North American banks. The purchase price consisted of $9,510,000 in cash and a $2,200,000 non-interest bearing note, guaranteed by CTI, and convertible in whole or in part, into shares of Verint's common stock at a conversion price of $16.06 per share. The note matured and was converted into shares of Verint common stock on February 1, 2004.

In June 2002, the Company acquired Odigo, Inc. ("Odigo"), a privately-held provider of instant messaging and presence management solutions to service providers. The purchase price was approximately $20,100,000 in cash. Prior to the acquisition, the Company was a strategic partner with Odigo, holding an equity position which it previously acquired for approximately $3,000,000.

The RP Security, Smartsight, Lanex and Odigo acquisitions were accounted for using the purchase method and, accordingly, the Consolidated Statements of Operations include the results of operations from the date of acquisition. Assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based on information then available and through the assistance of independent appraisal specialists, where applicable. After allocating the purchase price, including the direct costs of the acquisition, to net tangible and identifiable intangible assets, any excess of cost over fair value of net assets acquired was recorded as goodwill, included in 'Other assets' in the Consolidated Balance Sheets. A summary of the assets acquired and liabilities assumed in these acquisitions as well as pro forma results of operations have not been presented because the effects of these acquisitions were not deemed material.

9. WORKFORCE REDUCTION, RESTRUCTURING AND IMPAIRMENT CHARGES (CREDITS)

During the year ended January 31, 2002, the Company committed to and began implementing a restructuring program, including changes to its organizational structure and product offerings, to better align its cost structure with the business environment and to improve the efficiency of its operations via reductions in workforce, restructuring of operations and the write-off of impaired assets. In connection with these actions, during the years ended January 31, 2003, 2004 and 2005, the Company incurred net charges (credits) to operations of approximately \$66,714,000, \$(2,123,000) and \$62,000, respectively, primarily pertaining to severance and other related costs, the elimination of excess facilities and related leasehold improvements and the write-off of certain property and equipment and other impaired assets.

An analysis of the total charges of approximately \$66,714,000 incurred during the year ended January 31, 2003 as well as a rollforward of the workforce reduction and restructuring accrual for that period is as follows:

	Accrual Balance at February 1, 2002	Workforce Reduction, Restructuring & Impairment Charges	Cash Payments	Non-Cash Charges	Accrual Balance at January 31, 2003
			(In thousands)		
Severance and related	$11,862	$26,857	$29,352	$ -	$9,367
Facilities and related	24,347	19,360	3,253	-	40,454
Property and equipment	-	20,497	-	20,497	-
Total	$36,209	$66,714	$32,605	$20,497	$49,821

An analysis of the net credit of approximately \$2,123,000 incurred during the year ended January 31, 2004 as well as a rollforward of the workforce reduction and restructuring accrual for that period is as follows:

	Accrual Balance at February 1, 2003	Workforce Reduction, Restructuring & Impairment Charges (Credits)	Cash Payments	Non-Cash Charges	Accrual Balance at January 31, 2004
			(In thousands)		
Severance and related	$9,367	$4,494	$10,793	$ -	$3,068
Facilities and related	40,454	(8,051)	5,976	-	26,427
Property and equipment	-	1,434	-	1,434	-
Total	$49,821	$(2,123)	$16,769	$1,434	$29,495

An analysis of the net charge of approximately $62,000 incurred during the year ended January 31, 2005 as well as a roll forward of the workforce reduction and restructuring accrual for that period is as follows:

	Accrual Balance at February 1, 2004	Workforce Reduction, Restructuring & Impairment Charges (Credits)	Cash Payments	Non-Cash Charges	Accrual Balance at January 31, 2005
			(In thousands)		
Severance and related	$3,068	$596	$3,543	$ -	$121
Facilities and related	26,427	(743)	4,202	-	21,482
Property and equipment	-	209	-	209	-
Total	$29,495	$62	$7,745	$209	$21,603

Severance and related costs consist primarily of severance payments to terminated employees, fringe related costs associated with severance payments, other termination costs and legal and consulting costs. The balance of these severance and related costs is expected to be paid through July 2005.

Facilities and related costs consist primarily of contractually obligated lease liabilities and operating expenses related to facilities that were vacated primarily in the United States and Israel as a result of the restructuring. During the years ended January 31, 2004 and 2005, the Company reversed approximately $8,051,000 and $743,000, respectively, in previously taken restructuring charges for facilities and related costs, primarily as a result of the sublet of a portion of the excess facilities. The balance of these facilities and related costs is expected to be paid at various dates through January 2011.

Property and equipment costs consist primarily of the write-down of various assets to their current estimable fair value, including the value of certain unimproved land in Israel, written down during the year ended January 31, 2003, that the Company had acquired with a view to the future construction of facilities for its Israeli operations.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

	January 31, 2004	January 31, 2005
	(In thousands)	
Accounts payable	$67,110	$84,875
Accrued compensation	37,088	55,951
Accrued vacation	21,704	24,352
Accrued royalties	7,704	9,976
Accrued workforce reduction and restructuring	29,495	21,603
Accrued warranty	8,333	10,185
Other accrued expenses	57,862	84,063
	$229,296	$291,005

11. CONVERTIBLE DEBT

In May 2003, the Company issued $420,000,000 aggregate principal amount of Zero Yield Puttable Securities ("ZYPS") (the "Existing ZYPS"). On January 26, 2005, the Company completed an offer to the holders of the outstanding Existing ZYPS to exchange the Existing ZYPS for new ZYPS (the "New ZYPS"). Of the $420,000,000 worth of Existing ZYPS outstanding prior to the exchange offer, approximately $417,700,000 aggregate principal amount representing approximately 99.5% of the original issue of Existing ZYPS were validly tendered in exchange for an equal principal amount of New ZYPS. In connection with this offer, the Company incurred transaction costs, consisting primarily of professional fees, amounting to approximately $903,000 included in 'Selling, general and administrative' expenses in the Consolidated Statements of Operations.

Both the Existing ZYPS and the New ZYPS have a conversion price of $17.97 per share. The ability of the holders to convert either the Existing ZYPS or New ZYPS into common stock is subject to certain conditions including: (i) during any fiscal quarter, if the closing price per share for a period of at least twenty days in the thirty consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price per share in effect on that thirtieth day; (ii) on or before May 15, 2018, if during the five business-day period following any ten consecutive trading-day period in which the daily average trading price for the Existing ZYPS or New ZYPS for that ten trading-day period was less than 105% of the average conversion value for the Existing ZYPS or New ZYPS during that period; (iii) during any period, if following the date on which the credit rating assigned to the Existing ZYPS or New ZYPS by Standard & Poor's Rating Services is lower than "B-" or upon the withdrawal or suspension of the Existing ZYPS or New ZYPS rating at the Company's request; (iv) if the Company calls the Existing ZYPS or New ZYPS for redemption; or (v) upon other specified corporate transactions. Both the Existing ZYPS and the New ZYPS mature on May 15, 2023. In addition, the Company has the right to redeem the Existing ZYPS for cash at any time on or after May 15, 2008, at their principal amount. The holders have a series of put options, pursuant to which they may require the Company to repurchase, at par, all or a portion of the Existing ZYPS on each of May 15 of 2008, 2013, and 2018 and upon the occurrence of certain events. The Existing ZYPS holders may require the Company to repurchase the Existing ZYPS at par in the event that the common stock ceases to be publicly traded and, in certain instances, upon a change in control of the Company.

The New ZYPS have substantially similar terms as the Existing ZYPS, except that the New ZYPS (i) have a net share settlement feature, (ii) allow the Company to redeem some or all of the New ZYPS at any time on or after May 15, 2009 (rather than May 15, 2008 as provided for in the Existing ZYPS) and (iii) allow the holders of the New ZYPS to require the Company to repurchase their New ZYPS for cash on each of May 15, 2008, 2009, 2013 and 2018. The net share settlement feature of the New ZYPS provides that, upon conversion, the Company would pay to the holder cash equal to the lesser of the conversion value and the principal amount of the New ZYPS being converted, which is currently $417,700,000, and would issue to the holder the remainder of the conversion value in excess of the principal amount, if any, in shares of the Company's common stock (the "New Conversion Method").

The offer followed the September 30, 2004 conclusion by the Emerging Issues Task Force ("EITF") of the FASB on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8") requiring contingently convertible debt to be included in diluted earnings per share computations (if dilutive) as if the notes were converted into common shares at the time of issuance (the "if converted" method) regardless of whether market price triggers or other contingent features have been met. EITF 04-8 was effective for reporting periods ending after December 15, 2004. Because these recent accounting changes would have required the Company to include the shares of common stock underlying the Existing ZYPS in its diluted earnings per share computations, pursuant to the exchange offer, the Company offered to the Existing ZYPS holders, New ZYPS convertible under the New Conversion Method.

Under EITF 04-8, the Company is not required to include any shares issuable upon conversion of the New ZYPS issued in the exchange offer in its diluted shares outstanding unless the market price of the Company's common stock exceeds the conversion price, and would then only have to include that number of shares as would then be issuable based upon the in-the-money value of the conversion rights under the New ZYPS. Therefore, the New ZYPS are dilutive in calculating diluted earnings per share if the Company's common stock is trading above $17.97 to the extent of the number of shares the Company would be required to issue to satisfy a conversion right of the New ZYPS over and above $417,700,000. For the year ended January 31, 2005, this resulted in approximately 1,610,000 of additional share dilution in calculating diluted earnings per share. The Existing ZYPS are immediately dilutive in calculating diluted earnings per share to the extent of the full number of shares underlying the Existing ZYPS, which as of January 31, 2005 is 128,516 shares. These shares are deemed to be outstanding for the purpose of calculating diluted earnings per share, whether or not the Existing ZYPS may be converted pursuant to their terms, and therefore decreases the Company's diluted earnings per share. The adoption of EITF 04-8 did not have an effect on reported diluted earnings (loss) per share for any periods presented.

During the fourth quarter of fiscal year 2004, the closing price per share on at least 20 trading days in the 30 consecutive trading-day period ending on January 31, 2005 was more than 120% of the conversion price per share for both the Existing ZYPS and New ZYPS. As such, a conversion privilege for both the Existing ZYPS and the New ZYPS was triggered and both the Existing ZYPS and New ZYPS were convertible into cash and/or the Company's common stock at the option of the holders for the first fiscal quarter of 2005.

In November and December 2000, the Company issued $600,000,000 aggregate principal amount of its 1.50% convertible senior debentures due December 2005 (the "Debentures"). The Debentures are unsecured senior obligations of the Company ranking equally with all of the Company's existing and future unsecured senior indebtedness and are senior in right of payment to any of the Company's existing and future subordinated indebtedness. The Debentures are convertible, at the option of the holders, into shares of the Company's common stock at a conversion price of $116.325 per share, subject to adjustment in certain events; and are subject to redemption at any time on or after December 1, 2003, in whole or in part, at the option of the Company, at redemption prices (expressed as percentages of the principal amount) of 100.375% if redeemed during the twelve-month period beginning December 1, 2003, and 100% of the principal amount if redeemed thereafter. The Debenture holders may require the Company to repurchase the Debentures at par in the event that the common stock ceases to be publicly traded and, in certain instances, upon a change in control of the Company. Upon the occurrence of a change in control, instead of paying the repurchase price in cash, the Company may, under certain circumstances, pay the repurchase price in common stock.

During the years ended January 31, 2003, 2004 and 2005, the Company acquired, in open market purchases, $209,162,000, $266,115,000 and $37,470,000 of face amount of the Debentures, respectively, resulting in pre-tax gains, net of debt issuance costs, of approximately $39,374,000, $10,224,000 and $341,000, respectively, included in 'Interest and other income, net' in the Consolidated Statements of Operations. As of January 31, 2005, the Company had outstanding Debentures of $87,253,000, included in the current liabilities section of the Consolidated Balance Sheets.

12. LIABILITY FOR SEVERANCE PAY

Liability for severance pay consists primarily of the Company's unfunded liability for severance pay to employees of certain foreign subsidiaries and accrued severance to the Company's chief executive officer.

Under Israeli law, the Company is obligated to make severance payments to employees of its Israeli subsidiaries on the basis of each individual's current salary and length of employment. These liabilities are currently provided primarily by premiums paid by the Company to insurance providers.

The Company is obligated under agreements with its chief executive officer ("CEO") and chief financial officer ("CFO") to provide a severance payment upon the termination of their employment with the Company. Approximately $3,480,000 and $220,000 has been accrued as of January 31, 2004, respectively, and approximately $4,010,000 and $266,000 has been accrued as of January 31, 2005, respectively, relating to these agreements with the CEO and CFO.

13. ISSUANCE OF SUBSIDIARY STOCK

In April and October 2000, Ulticom issued shares of its common stock in public offerings. As of January 31, 2005, the Company's ownership interest in Ulticom was approximately 68.6%.

In May 2002, Verint issued 4,500,000 shares of its common stock in an initial public offering. Proceeds from the offering, based on the offering price of $16.00 per share, totaled approximately $65.4 million, net of offering expenses. The Company recorded a gain of approximately $48.1 million during the year ended January 31, 2003, which was recorded as an increase in stockholders' equity as a result of the issuance.

In June 2003, Verint completed a public offering of 5,750,000 shares of its common stock at a price of $23.00 per share. The shares offered included 149,731 shares issued to Smartsight's former shareholders in connection with its acquisition. The proceeds of the offering were approximately $122.2 million, net of offering expenses. The Company recorded a gain of approximately $62.9 million, which was recorded as an increase in stockholders' equity as a result of the issuance. As of January 31, 2005, the Company's ownership interest in Verint was approximately 58.9%.

In February 2004, Starhome B.V. ("Starhome"), a subsidiary of CTI, received equity financing from an unaffiliated investor group of approximately $14,481,000, net of expenses. The Company recorded a gain of approximately $11,767,000, which was recorded as an increase in stockholders' equity as a result of the issuance. Upon the completion of this transaction, the Company's ownership interest in Starhome was approximately 69.5%; this interest was unchanged as of January 31, 2005. In addition, during the year ended January 31, 2005, Starhome received a commitment for an additional $5,000,000 in equity financing from the unaffiliated investor group, which funds are currently being held in escrow.

14. STOCK-BASED COMPENSATION

Option Exchange Program - In May 2002, the Company announced the commencement of a voluntary stock option exchange program for its eligible employees. Under the program, which was approved by the Company's shareholders, participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, in exchange for replacement options that were granted at a future date. Replacement options were granted at a ratio of 0.85 new options for each existing option cancelled, at an exercise price equal to the fair market value of the Company's stock on the date of the re-grant. The exchange program was designed in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25)", under which, the grant of replacement options not less than six months and one day after cancellation will not result in any variable compensation charges relating to these options.

On the date of re-grant, December 23, 2002, replacement options to acquire 14,208,987 shares of the Company's common stock were granted at an exercise price of $10.52 per share, the closing fair market value of the Company's stock on that date.

Stock Options - At January 31, 2005, 22,603,387 shares of common stock were reserved for issuance upon the exercise of stock options then outstanding and 4,333,276 shares were available for future grant under Comverse's Stock Incentive Plans, under which options and restricted stock may be granted to key employees, directors, and other persons rendering services to the Company. Options which are designated as "incentive stock options" under the plans may be granted with an exercise price not less than the fair market value of the underlying shares at the date of grant and are subject to certain quantity and other limitations specified in Section 422 of the Internal Revenue Code. Options which are not intended to qualify as incentive stock options may be granted at a price below fair market value. The options and the underlying shares are subject to adjustment in accordance with the terms of the plans in the event of stock dividends, recapitalizations and similar transactions. The right to exercise the options generally vests in increments over periods of up to four years from the date of grant or the date of commencement of the grantee's employment with the Company, up to a maximum term of ten years for all options granted.

The changes in the number of options were as follows:

	Year Ended January 31,		
	2003	**2004**	**2005**
Outstanding at beginning of period	33,089,823	25,079,827	23,287,332
Granted during the period	15,851,028	5,297,836	3,764,790
Exercised during the period	(530,661)	(5,770,041)	(3,446,981)
Canceled, terminated and expired	(23,330,363)	(1,320,290)	(1,001,754)
Outstanding at end of period	25,079,827	23,287,332	22,603,387

At January 31, 2005, options to purchase an aggregate of 13,936,807 shares were vested and currently exercisable under the plans and options to purchase an additional 8,666,580 shares vest at various dates extending through the year 2008.

Weighted average option exercise price information was as follows:

	Year Ended January 31,		
	2003	**2004**	**2005**
Outstanding at beginning of period	$38.24	$12.73	$14.09
Granted during the period	10.30	16.56	22.17
Exercised during the period	7.87	9.56	10.95
Canceled, terminated and expired	47.42	18.08	25.20
Outstanding at end of period	12.73	14.09	15.42
Exercisable at end of period	15.24	13.84	13.81

Significant option groups outstanding at January 31, 2005 and related weighted average price and life information were as follows:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01 - 10.42	3,967,964	3.80	$9.58	3,623,404	$9.82
$10.52	8,113,518	5.78	10.52	7,250,345	10.52
$10.95 - 16.05	1,640,881	5.92	15.04	1,258,041	14.92
$16.70	4,468,968	8.87	16.70	1,104,511	16.70
$17.60 – 25.00	3,867,864	9.63	22.12	156,611	20.00
$25.49 – 119.69	544,192	4.47	73.96	543,895	73.97
	22,603,387	6.68	$15.42	13,936,807	$13.81

The weighted average fair value of the options granted for the years ended January 31, 2003, 2004 and 2005, respectively, is estimated at $4.66, $9.88 and $12.98 on the date of grant (using the Black-Scholes option pricing model) with the following weighted average assumptions for the years ended January 31, 2003, 2004 and 2005, respectively: volatility of 75%, 73% and 70%; risk-free interest rate of 1.8%, 3.2% and 3.6%; and an expected life of 2.6, 4.6 and 4.6 years.

Options on Subsidiary Shares – The Company has granted options to certain employees to acquire shares of certain subsidiaries, other than Comverse, Inc. Such option issuances are not tied to the performance of the subsidiaries, but are intended to incentivize employees in the units for which they have direct responsibility. Options outstanding for each subsidiary do not exceed 20% of the shares outstanding of such subsidiary assuming exercise in full. The options have terms of up to 15 years and become exercisable and vest over various periods ranging up to seven years from the date of initial grant. The exercise price of each option is equal to the higher of the book value of the underlying shares at the date of grant or the fair market value of such shares at that date determined on the basis of an arms'-length transaction with a third party or, if no such transactions have occurred, on a reasonable basis as determined by a committee of the Board of Directors.

Restricted Stock - In December 2003 and 2004, CTI granted 314,300 and 327,100 shares of restricted stock, respectively, to certain key employees of the Company. Unearned stock compensation of approximately $5,249,000 and $7,541,000, respectively, was recorded based on the fair market value of the Company's common stock at the date of grant. Unearned stock compensation is shown as a separate component of stockholders' equity and is being amortized to expense pro-rata over the four year vesting period of the restricted stock. Amortization of unearned stock compensation for the years ended January 31, 2004 and 2005 was approximately $157,000 and $1,596,000, respectively, and was included in 'Selling, general and administrative' expenses in the Consolidated Statements of Operations. The restricted stock has all the rights and privileges of the Company's common stock, subject to certain restrictions and forfeiture provisions. At January 31, 2005, a total of 641,400 shares of restricted stock had been granted and all were subject to restriction.

In December 2003 and 2004, Verint granted shares of its common stock as restricted stock to certain of its key employees. Unearned stock compensation of approximately $1,672,000 and $2,281,000, respectively, was recorded based on the fair market value of its common stock at the date of grant and is being amortized to expense pro-rata over the four year vesting period of the restricted stock. Amortization of unearned stock compensation for the years ended January 31, 2004 and 2005 was approximately $57,000 and $501,000, respectively, and was included in 'Selling, general and administrative' expenses in the Consolidated Statements of Operations.

15. EMPLOYEE STOCK PURCHASE PLANS

Under Comverse's Employee Stock Purchase Plans (the "Plans"), all employees who have completed three months of employment are entitled, through payroll deductions of amounts up to 10% of their base salary, to purchase shares of the Company's common stock at 85% of the lesser of the market price at the offering commencement date or the offering termination date. The total number of shares available under Comverse's Employee Stock Purchase Plans is 5,000,000, of which approximately 3,456,000 had been issued as of January 31, 2005. CTI has terminated the Plans effective April 1, 2005.

16. EARNINGS PER SHARE ("EPS")

Basic earnings (loss) per share is determined by using the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share further assumes the issuance of common shares for all dilutive potential common shares outstanding. The calculation of earnings (loss) per share for the years ended January 31, 2003, 2004 and 2005 was as follows:

	January 31, 2003			January 31, 2004			January 31, 2005		
	Net Loss	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
	(In thousands, except per share data)								
Basic EPS									
Net Income (loss)	$(129,478)	187,212	$(0.69)	$(5,386)	190,351	$(0.03)	$57,330	196,033	$0.29
Effect of Dilutive Securities									
New and Existing ZYPS								1,739	
Options								6,668	
Restricted Stock								364	
Subsidiary options							(953)		
Diluted EPS	$(129,478)	187,212	$(0.69)	$(5,386)	190,351	$(0.03)	$56,377	204,804	$0.28

The diluted loss per share computation for the years ended January 31, 2003 and 2004 excludes incremental shares of approximately 632,000 and 5,466,000, respectively, primarily related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the Company's loss during these periods. The shares issuable upon the conversion of the Debentures were not included in the computation of diluted earnings (loss) per share for all periods because the effect of including them would be antidilutive. Refer to Note 11 for a description of EITF 04-8 and the impact of adoption on the Company's diluted earnings per share calculation for the New ZYPS and the Existing ZYPS. For the year ended January 31, 2005, the adoption of EITF 04-8 resulted in approximately 1,739,000 (comprised of approximately 1,610,000 for New ZYPS and approximately 129,000 for Existing ZYPS) of additional share dilution in calculating diluted earnings per share. The adoption of EITF 04-8 did not have an effect on reported diluted earnings (loss) per share for any periods presented.

17. INTEREST AND OTHER INCOME, Net

Interest and other income, net, consists of the following:

	Year Ended January 31,		
	2003	2004	2005
		(In thousands)	
Interest and dividend income	$45,171	$32,441	$38,941
Interest expense	(11,552)	(6,980)	(4,030)
Investment gains (losses), net	(41,666)	(1,240)	615
Foreign currency gains, net	27,752	4,938	2,757
Gain on repurchase of Debentures	39,374	10,224	341
Other, net	(177)	(425)	(2,401)
	$58,902	$38,958	$36,223

18. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended January 31,		
	2003	2004	2005
		(In thousands)	
Current provision:			
Federal	$ -	$1,782	$6,470
State	886	1,662	2,482
Foreign	2,257	3,744	3,497
	3,143	7,188	12,449
Deferred provision:			
Federal	(956)	-	143
State	(20)	-	54
Foreign	1,127	1,018	568
	151	1,018	765
	$3,294	$8,206	$13,214

The reconciliation of the U.S. Federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended January 31,		
	2003	2004	2005
U.S. Federal statutory rate	35%	35%	35%
Consolidated worldwide income (in excess of) less than U.S. income	(38)	46	(23)
Foreign income taxes (benefit)	2	(7)	2
Permanent differences	(2)	22	2
Company's effective tax rate	(3)%	96%	16%

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's deferred tax asset and liability at January 31, 2004 and 2005 is as follows:

	January 31,	
	2004	2005
	(In thousands)	
Deferred tax liability:		
Expenses deductible for tax purposes and not for financial reporting purposes	$4,169	$1,289
Deferred tax asset:		
Reserves not currently deductible	$28,230	$26,641
Tax loss carryforwards	280,247	277,624
Inventory capitalization	57	60
	308,534	304,325
Less: valuation allowance	(297,740)	(288,897)
Total deferred tax asset	$10,794	$15,428

At January 31, 2005, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $731.0 million which will begin to expire in 2019.

Income tax has not been provided on unrepatriated earnings of foreign subsidiaries as currently it is the intention of the Company to reinvest such foreign earnings in their operations.

19. BUSINESS SEGMENT INFORMATION

The Company's reporting segments are as follows:

Comverse Network Systems ("CNS") - Enable telecommunications service providers ("TSP") to offer products to enhance the communication experience and generate TSP traffic and revenue. These services comprise four primary categories: call completion and call management solutions; advanced messaging solutions for groups, communities and person-to-person communication; solutions and enablers for the management and delivery of data and content-based services; and real-time billing and account management solutions for dynamic service environments and other components and applications.

Service Enabling Signaling Software - Enable equipment manufacturers, application developers, and service providers to deploy revenue generating infrastructure and enhanced services for wireline, wireless and Internet communications. These services include global roaming, voice and text messaging, prepaid calling and emergency-911. These products are also embedded in a range of packet softswitching products to interoperate or converge voice and data networks and facilitate services such as VoIP, hosted IP telephony, and virtual private networks. This segment represents the Company's Ulticom subsidiary.

Security and Business Intelligence Recording - Provides analytic software-based solutions for communications interception, networked video security and business intelligence. The software generates actionable intelligence through the collection, retention and analysis of unstructured information contained in voice, fax, video, email, Internet and data transmissions from voice, video and IP networks. This segment represents the Company's Verint subsidiary.

All Other - Includes other miscellaneous operations.

Reconciling items - consists of the following:

Sales – elimination of intersegment revenues.

Income (Loss) from Operations – elimination of intersegment income (loss) from operations and corporate operations.

Depreciation and Amortization - corporate operations.

Total Assets – elimination of intersegment receivables and unallocated corporate assets.

The table below presents information about sales, income (loss) from operations, depreciation and amortization, significant non-cash items consisting of operating asset write-downs and impairments, and total assets as of and for the years ended January 31, 2003, 2004 and 2005:

	Comverse Network Systems	Service Enabling Signaling Software	Security and Business Intelligence Recording	All Other	Reconciling Items	Consolidated Totals
	(In thousands)					
Year Ended January 31, 2003						
Sales	$542,984	$29,231	$157,775	$9,602	$(3,703)	$735,889
Income (Loss) from Operations	(179,492)	(8,362)	10,051	(615)	(4,323)	(182,741)
Depreciation and Amortization	53,166	2,502	9,407	506	1,774	67,355
Significant Non-Cash Items	26,315	130	-	-	-	26,445
Total Assets	989,357	237,102	207,050	32,706	937,444	2,403,659
Year Ended January 31, 2004						
Sales	529,597	38,378	192,744	9,983	(4,810)	765,892
Income (Loss) from Operations	(40,913)	2,824	17,189	(1,152)	(8,326)	(30,378)
Depreciation and Amortization	57,619	1,933	10,069	511	1,639	71,771
Significant Non-Cash Items	6,170	-	514	-	-	6,684
Total Assets	843,340	242,817	328,706	34,265	1,278,914	2,728,042
Year Ended January 31, 2005						
Sales	642,692	63,436	249,824	10,132	(6,642)	959,442
Income (Loss) from Operations	20,550	20,566	17,384	(788)	(10,779)	46,933
Depreciation and Amortization	50,341	1,322	12,903	351	1,775	66,692
Significant Non-Cash Items	7,507	-	6,174	-	-	13,681
Total Assets	1,011,272	271,992	398,978	39,219	1,203,825	2,925,286

Sales by country, based on end-user location, as a percentage of total sales, for the years ended January 31, 2003, 2004 and 2005 were as follows:

	January 31,		
	2003	2004	2005
United States	35%	34%	31%
Foreign	65	66	69
Total	100%	100%	100%

No customer accounted for 10% or more of sales for the years ended January 31, 2003, 2004 or 2005.

Long-lived assets by country of domicile consist of:

	January 31,	
	2004	2005
	(In thousands)	
United States	$ 70,317	$ 69,006
Israel	123,454	113,337
Other	11,162	13,122
	$ 204,933	$ 195,465

20. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office, manufacturing, and warehouse space under non-cancelable operating leases. Rent expense for all leased premises approximated $36,032,000, $31,616,000 and $33,279,000 in the years ended January 31, 2003, 2004 and 2005, respectively.

As of January 31, 2005, the minimum annual rent obligations of the Company were approximately as follows:

Twelve Months Ended January 31,	Amount (In thousands)
2006	$ 28,616
2007	24,366
2008	21,221
2009	11,053
2010 and thereafter	32,767
	$118,023

The Company has entered into various sub-lease agreements to rent out excess space. As of January 31, 2005, the minimum annual sub-lease income obligation to the Company under such agreements was approximately $1,217,000, $1,008,000, $1,008,000, $960,000 and $252,000 for the twelve months ending January 31, 2006, 2007, 2008, 2009 and 2010 and thereafter, respectively, for a total of approximately $4,445,000.

Employment Agreements – The Company is obligated under employment contracts with Kobi Alexander, its Chairman and Chief Executive Officer, to provide compensation, severance, insurance and fringe benefits through February 1, 2007. Minimum salary payments under the contracts currently amount to $672,000 per year. Mr. Alexander also is eligible to receive an annual cash bonus determined by specific quantitative targets established in advance by the Compensation Committee of the Board of Directors. Following termination of his employment with the Company the executive is entitled to receive a severance payment equal to $181,585 times the number of years from January 1983, the amount of which payment increases at the rate of 10% per annum compounded for each year of employment following December 31, 2005, plus continued fringe benefits for three years. In addition to the severance payment, if the executive's employment is terminated by the Company without "cause", or by the executive for "good reason", the executive is entitled to his salary and pro-rata bonus through the date of termination plus three times the executive's annual salary and three times his annual bonus. If such termination occurs within three months before or within two years following a change in control of the Company, the executive is additionally entitled to the accelerated vesting of all stock options and restricted stock, and payments sufficient to reimburse any associated excise tax liability and income tax resulting from such reimbursement. Stock options and restricted stock granted the executive become fully vested, exercisable and nonforfeitable in the event of the executive's death or disability. Insurance benefits include life insurance providing cumulative death benefits of approximately $30,000,000, including amounts provided under an arrangement through which the Company is to be reimbursed premiums from the benefit payments or cash surrender value.

The Company is obligated under an employment contract with David Kreinberg, its Executive Vice President and Chief Financial Officer, to provide compensation, severance, insurance and fringe benefits through February 1, 2007. Minimum salary payments under the contract currently amount to $325,000 per year. Mr. Kreinberg also is eligible to receive an annual cash bonus determined by specific quantitative targets established in advance by the Compensation Committee of the Board of Directors. Following termination of his employment with the Company the executive is entitled to receive a severance payment equal to $24,200 times the number of years from and including 1994, the first year of his employment with the Company, the amount of which payment increases at the rate of 10% per annum compounded for each year of employment following January 31, 2005, plus continued fringe benefits for eighteen months. In addition to the severance payment, if the executive's employment is terminated by the Company without "cause", or by the executive for "good reason", the executive is entitled to his salary and pro-rata bonus through the date of termination plus one year of additional annual salary and bonus. If such termination occurs within three months before or within two years following a change in control of the Company, the executive is entitled to his salary and pro-rata bonus through the date of termination plus three times the executive's annual salary and three times his annual bonus, the accelerated vesting of all stock options and restricted stock, and payments sufficient to reimburse any associated excise tax liability and income tax resulting from such reimbursement. Stock options and restricted stock granted the executive become fully vested, exercisable and nonforfeitable in the event of the executive's death or disability. Insurance benefits include life insurance providing cumulative death benefits of approximately $17,500,000, including amounts provided under an arrangement through which the Company is to be reimbursed premiums from the benefit payments or cash surrender value.

The Company is obligated under an agreement with Zeev Bregman, the Chief Executive Officer of one of its subsidiaries, to provide compensation and fringe benefits through February 1, 2007. Minimum salary payments under the agreement amount to approximately $275,000 per year. Mr. Bregman also is eligible to receive an annual cash bonus determined by specific quantitative targets established in advance by the Compensation Committee of the Board of Directors. Following termination of his employment with the Company the executive is entitled to continued fringe benefits for eighteen months. If the executive's employment is terminated by the Company without "cause", or by the executive for "good reason", the executive is entitled to his salary and pro-rata bonus through the date of termination plus one year of additional annual salary and bonus. If such termination occurs within three months before or within two years following a change in control of the Company, the executive is entitled to his salary and pro-rata bonus through the date of termination plus three times the executive's annual salary and three times his annual bonus, the accelerated vesting of all stock options and restricted stock. Stock options and restricted stock granted the executive become fully vested, exercisable and nonforfeitable in the event of the executive's death or disability.

Most other employment agreements of the Company are terminable with or without cause with prior notice of 90 days or less. In certain instances, the termination of employment agreements without cause entitles the employees to certain benefits, including severance payments of as much as one year's compensation.

Licenses and Royalties - The Company licenses certain technology, "know-how" and related rights for use in the manufacture and marketing of its products, and pays royalties to third parties, typically ranging up to 6% of net sales of the related products, under such licenses and under other agreements entered into in connection with research and development financing, including projects partially funded by the OCS, under which the funding organization reimburses a portion of the Company's research and development expenditures under approved project budgets. Certain of the Company's subsidiaries accrue royalties to the OCS for the sale of products incorporating technology developed in these projects in varying amounts based upon the revenues attributed to the various components of such products. Royalties due to the OCS in respect of research and development projects are required to be paid until the OCS has received total royalties up to the amounts received by the Company under the approved project budgets, plus interest in certain circumstances. As of January 31, 2005, such subsidiaries had received approximately $57,700,000 in cumulative grants from the OCS, and have recorded approximately $26,700,000 in cumulative royalties to the OCS.

Dividend Restrictions - The ability of CTI's Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that dividends may be paid by an Israeli corporation only out of its earnings as defined in accordance with the Israeli Companies Law of 1999, provided that there is no reasonable concern that such payment will cause such subsidiary to fail to meet its current and expected liabilities as they come due. In the event of a devaluation of the Israeli currency against the dollar, the amount in dollars available for payment of cash dividends out of prior years' earnings will decrease accordingly. Cash dividends paid by an Israeli corporation to United States resident corporate parents are subject to the Convention for the Avoidance of Double Taxation between Israel and the United States. Under the terms of the Convention, such dividends are subject to taxation by both Israel and the United States and, in the case of Israel, such dividends out of income derived in respect of a period for which an Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise are generally subject to withholding of Israeli income tax at source at a rate of 15%. The Israeli company is also subject to additional Israeli taxes in respect of such dividends, generally equal to the tax benefits previously granted in respect of the underlying income by virtue of the Approved Enterprise status.

Investments - In 1997, a subsidiary of CTI and Quantum Industrial Holdings Ltd. organized two new companies to make investments, including investments in high technology ventures. Each participant committed a total of $37,500,000 to the capital of the new companies, for use as suitable investment opportunities are identified. Quantum Industrial Holdings Ltd. is a member of the Quantum Group of Funds managed by Soros Fund Management LLC and affiliated management companies. As of January 31, 2004 and 2005, the Company had invested approximately $26,420,000 and $26,451,000 respectively, related to these ventures, included in 'Other assets' in the Consolidated Balance Sheets. In addition, the Company has committed approximately $9,807,000 to various funds, ventures and companies which may be called at the option of the investee.

Guaranties - The Company has obtained bank guaranties primarily for the performance of certain obligations under contracts with customers as well as for the guarantee of certain payment obligations. These guaranties, which aggregated approximately $33,884,000 at January 31, 2005 are generally to be released by the Company's performance of specified contract milestones, which are scheduled to be completed at various dates primarily through 2008.

Litigation - On March 16, 2004, BellSouth Intellectual Property Corp. ("BellSouth") filed a complaint in the United States District Court for the Northern District of Georgia against Comverse Technology, Inc. alleging infringement of Patent Nos. 5,857,013 and 5,764,747 (the "Patents"), and it subsequently amended the complaint to include Comverse Inc., in an action captioned: BellSouth Intellectual Property Corp. v. Comverse Technology, Inc. and Comverse, Inc., Civil Action No. 1:04-CV-0739. BellSouth alleged that the Patents cover certain aspects of some of the Company's voicemail systems. The Company retained outside legal counsel specializing in patent litigation, and filed an Answer and Counterclaim denying all allegations. On or about December 20, 2004, the Company executed a settlement agreement with BellSouth and some of its related entities covering the Company and the Company's customers.

From time to time, the Company is subject to claims in legal proceedings arising in the normal course of its business. The Company does not believe that it is currently party to any pending legal action that could reasonably be expected to have a material adverse effect on its business, financial condition and results of operations.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	January 31,			
	2004		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(In thousands)		
Liabilities:				
Debentures	$ 124,723	$ 122,229	$ 87,253	$ 85,944
Existing ZYPS	$ 420,000	$ 489,300	$ 2,310	$ 3,116
New ZYPS	$ -	$ -	$ 417,690	$ 563,359

Cash and Cash Equivalents, Bank Time Deposits, Short-Term Investments, Accounts Receivable, Investments, and Accounts Payable - The carrying amounts of these items are a reasonable estimate of their fair value.

Convertible Debt - The fair value of these securities is estimated based on quoted market prices or recent sales for those securities.

The fair value estimates presented herein are based on pertinent information available to management as of January 31, 2004 and 2005. Such amounts have not been comprehensively revalued for purposes of these financial statements since January 31, 2005, and current estimates of fair value may differ significantly from the amounts presented herein.

22. EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

Refer to Note 11 for a description of EITF 04-8 and its impact on the Company's diluted earnings per share calculation for the New ZYPS and the Existing ZYPS. For the year ended January 31, 2005, the adoption of EITF 04-8 resulted in approximately 1,739,000 (comprised of approximately 1,610,000 for New ZYPS and approximately 129,000 for Existing ZYPS) of additional share dilution in calculating diluted earnings per share. The adoption of EITF 04-8 did not have an effect on reported diluted earnings (loss) per share for any periods presented.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment", ("SFAS No.123(R)") which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for reporting periods beginning after June 15, 2005, which for the Company is August 1, 2005 (the "Effective Date"). Beginning on the Effective Date, the Company must (i) expense all options granted after the Effective Date over the applicable vesting period, and (ii) expense the non-vested portions of existing option grants going forward over their remaining vesting period. Compensation expense for the non-vested portions of existing option grants as of the Effective Date will be recorded based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. Under SFAS No. 123(R), the Company is required to adopt a fair value-based method for measuring the compensation expense related to employee stock and stock options awards; this will lead to substantial additional compensation expense. Any such expense, although it will not affect the Company's cash flows, will have a material negative impact on the Company's reported results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) by requiring that such items be recognized as current-period charges regardless of whether they meet the ARB No. 43, Chapter 4 criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for reporting periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

In March 2004, the EITF of the FASB reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which provides additional guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company will evaluate the impact of EITF 03-1 once final guidance is issued, however the adoption of EITF 03-1 in its current form is not expected to have a material effect on the Company's consolidated financial statements.

23. QUARTERLY INFORMATION (UNAUDITED)

The following table shows selected results of operations for each of the quarters during the years ended January 31, 2004 and 2005:

	Fiscal Quarter Ended (In thousands, except per share amounts)							
	April 30, 2003	July 31, 2003	Oct. 31, 2003	Jan. 31, 2004	April 30, 2004	July 31, 2004	Oct. 31, 2004	Jan. 31, 2005
Sales	$180,552	$188,468	$193,843	$203,029	$221,395	$233,427	$245,479	$259,141
Gross margin	100,179	107,144	111,174	119,835	131,803	140,303	148,543	158,083
Net income (loss)	(5,819)	(1,058)	(3,437)	4,928	7,001	13,327	15,959	21,043
Diluted earnings (loss) per share	$ (0.03)	$ (0.01)	$ (0.02)	$ 0.02	$ 0.03	$ 0.06	$ 0.08	$ 0.10

EXHIBIT 31.1

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kobi Alexander, Chairman of the Board and Chief Executive Officer of Comverse Technology, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Comverse Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 4, 2005

/s/ Kobi Alexander
Kobi Alexander
Chairman and CEO
Principal Executive Officer

EXHIBIT 31.2

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Kreinberg, Executive Vice President and Chief Financial Officer of Comverse Technology, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Comverse Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 4, 2005

/s/ David Kreinberg
David Kreinberg
Executive Vice President and CFO
Principal Financial Officer

EXHIBIT 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Comverse Technology, Inc. (the "Company") on Form 10-K for the period ended January 31, 2005 (the "Report"), I, Kobi Alexander, Chairman of the Board and Chief Executive Officer of the Company and I, David Kreinberg, Executive Vice President and Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kobi Alexander
Kobi Alexander
Chairman and CEO
Principal Executive Officer
April 4, 2005

/s/ David Kreinberg
David Kreinberg
Executive Vice President and CFO
Principal Financial Officer
April 4, 2005

This certification accompanies this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

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SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2005
WASH, D.C. SECTION
185

A MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

We are pleased to furnish you with our Annual Report for the 2004 fiscal year, ended January 31, 2005, and to update you on Comverse Technology's current activities.

Comverse Technology's sales grew by 25% in fiscal 2004, to $959,442,000, culminating with fourth quarter revenues of $259,141,000.

The Company's strong sales growth, combined with ongoing cost control efforts, allowed us to expand our operating margins throughout the year, and earn pro forma net income of $63,999,000, or $0.31 per diluted share (our pro forma net income excludes charges relating to stock-based compensation, charges and the amortization of intangibles relating to acquisitions, workforce reduction, restructuring and impairment, and gains from the extinguishment of debt; see our quarterly results press releases for a full reconciliation of pro forma to GAAP, or visit the Investor Relations page on our website, www.cmvt.com). For fiscal 2004, on a GAAP basis, we posted net income of $57,330,000, or $0.28 per diluted share.

Our expanding revenues, along with prudent financial management, led to the generation of $117,028,000 in operating cash flow, and the strengthening of our already solid balance sheet. We ended fiscal 2004 with a record level of $2,249,630,000 in cash, cash equivalents, bank time deposits and short-term investments, $2,139,789,000 in working capital, record total assets of $2,925,286,000, and record stockholders' equity of $1,794,029,000.

Each of our three main operating units, Comverse, Verint, and Ulticom, achieved growth in both revenue and profitability for the fiscal year.

The Company's largest business unit, Comverse, our network systems division, contributes approximately two-thirds of Company-wide sales, and is the world's leading supplier of software and systems enabling value-added enhanced services for wireless and fixed network operators, with approximately 400 telco customers. Comverse's Total Communication product portfolio addresses four primary categories: call completion and call management solutions; advanced messaging solutions for groups, communities, and person-to-person communication; solutions for the management and delivery of data and content-based services; and real-time billing and account management solutions for dynamic service environments. Our products enable popular services such as call answering, SMS text messaging, and prepaid wireless calling plans, emerging applications such as visual voicemail, which brings an email-like user experience to voicemail, mobile instant messaging, camera-phone-based picture messaging, music-based ringback tones, and next-generation solutions such as wireless video services and converged voice/data billing.

We believe broad market trends bode well for our future. For example, the growing community of wireless subscribers increasingly sees their devices as reflections of their personalities, and as tools for personal expression. Our application portfolio supports and feeds this trend, with an expanding array of customizable, multimedia services, including music and video applications.

And for our customers, the value-added enhanced services enabled by Comverse's products are designed to deliver an attractive return on investment by generating traffic and revenue, through subscriber fees, pay-per-use fees, higher call completion rates, and for wireless operators, through increased billable airtime. These services also play a crucial role in carrier service differentiation and customer retention, or churn reduction, which are important areas of focus for telecommunications service providers faced with an increasingly competitive environment.

We believe Comverse offers the most comprehensive portfolio of value-added applications in the market, and has taken a leadership role in transitioning and upgrading telecommunications network operators to a next-generation, open, standards-based IP platform for the delivery of multimedia voice and data services.

This technology transition is in the early stages, and serves as a catalyst for growth. And, as more people, particularly wireless subscribers, continue to use more services, more often, we will have more opportunities to grow our revenue. Our network systems division currently is deriving revenues from a broader range of products and services than ever before, a reflection of the Company's ongoing commitment to new product R&D investment, and the interest among carriers and end-users for new, innovative services. Given these trends, we believe our Comverse network systems division is positioned for continued expansion and growth.

We have continued to experience strong growth in our Verint Systems division, which contributes approximately 25% of Company-wide sales, due to an expansion in its activities relating to security and business intelligence.

Verint is a leader in analytic software-based actionable intelligence solutions for communications interception, networked video security, and business intelligence.

The global focus on security and anti-terrorism has driven the growth in Verint's relevant products, which provide actionable intelligence to law enforcement and security personnel, not only for prosecutorial and evidentiary purposes, but also in support of today's imperative: threat assessment and response. Verint's networked video solutions are used by government agencies and other public and private organizations to help secure critical facilities such as airports, public buildings, financial institutions, retail stores, and corporate sites. Verint's communications interception solutions support the analysis efforts of law enforcement and intelligence agencies, delivering timely, actionable intelligence to relevant personnel.

Verint also is a leading supplier of actionable intelligence solutions in support of contact centers' customer relationship management efforts. As more and more commerce and customer service is conducted via contact centers, the importance and value of actionable business intelligence to measure, evaluate, and improve the quality and efficiency of those transactions expands.

Verint is publicly-traded on Nasdaq under the symbol VRNT. As of January 31, 2005, Comverse Technology owned approximately 59% of Verint.

Our Ulticom division, which contributes approximately 5% of Company-wide sales, is a leading provider of service-enabling signaling software for wireless, wireline, and Internet communications, and posted solid growth in fiscal 2004. Ulticom's software is typically embedded in telecom suppliers' solutions, underlying products supporting mobility, messaging, payment, IP softswitching and location services. As these areas experience increased activity, Ulticom's software is becoming more critical.

Ulticom is publicly-traded on Nasdaq under the symbol ULCM. As of January 31, 2005, Comverse Technology owned approximately 69% of Ulticom.

* * *

We believe that our 25% sales growth in fiscal 2004 is attributable to a number of factors, including: favorable capital spending conditions in our addressable markets; the successful broadening of our product portfolio; and the strong competitive position held by each of our three main operating units.

As new growth opportunities emerge and develop in our major markets, we believe that we are well-positioned to benefit and prosper. Our ongoing commitment to innovation and continuous product improvement – Comverse Technology invested $236,657,000 in net research and development in fiscal 2004 – is one of the primary reasons why our customers look to us for next-generation solutions, and view us as a long-term strategic supplier. Our healthy balance sheet and strong financial management, further engenders confidence among our customers, partners and vendors. Our leadership position in product segments that offer customers a superior return on investment, and our broad, diversified customer base, complemented by worldwide service and support capabilities, makes us an excellent partner for customers with global reach and aspirations. All of these factors combined should position us to deliver continued market leadership in each of our major operating units.

* * *

We enter the early stages of fiscal 2005 optimistic that we are well-positioned to continue to deliver growth in revenue, cash flow, and profitability. We believe that the long-term dynamics in our major markets are favorable, and that our competitive position within those markets is excellent.

As a public entity, we also believe solid corporate governance practices enhance confidence in our management team, financial information and employees, and enable the Company to operate at the highest ethical standards. Our website, www.cmvt.com, provides details and other important information regarding our corporate governance policies. And, as always, we remain committed to achieving strong financial performance in support of our primary objective: to deliver superior long-term shareholder return.

In closing, I would like to express my appreciation to the Company's more than 5,000 employees for their hard work, dedication, and commitment to excellence. I also would like to thank our Board of Directors for their guidance and strategic insight, our customers for their loyalty and confidence in us, and, of course, you, our shareholders, for your continued support and encouragement.

Sincerely,



Kobi Alexander
Chairman and Chief Executive Officer
May 9, 2005